OFFERING MEMORANDUM DATED, September 5th, 2025

AMASS Brands Inc.
927 South Santa Fe Avenue, Los Angeles, CA 90021
AMASSbrandsgroup.com

Up to $4,529,238.95 or 1,351,937 shares of Non-Voting Common Stock, including a transaction fee, plus up to a maximum of 337,984 "Bonus Shares" available to early investors for no additional consideration

Target Investment Amount: $10,001.85 (or 2911 Shares including the Investor Transaction Fee)

Minimum Investment: $999.21 ($974.85 including the $24.37 Investor Transaction Fee)

AMASS Brands Inc., a Delaware corporation ("AMASS", "ABG", "AMASS Brands Group", "the Company," "we," or "us"), is offering up to $4,529,238.95 worth of Non-Voting Common Stock of the Company (the "Non-Voting Common Stock"), including an Investor Transaction Fee of 2.5% to the Company not to exceed $250.00 per transaction (up to $110,450.51, if fully subscribed). The minimum target amount under this Regulation CF offering is $10,001.85 or 2911 shares of Non-Voting Common Stock plus the Investor Transaction Fee (the "Target Amount"). The Company must reach its Target Amount of $10,001.85 by April 30, 2026. Unless the Company raises at least the Target Amount of $10,001.85 under the Regulation CF offering by April 30, 2026, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. Each investor must purchase a minimum of $974.85 worth of shares (291 shares), plus a 2.5% Investor Transaction Fee ($24.37) totaling $999.22.

The Offering is being made through DealMaker Securities LLC (the "Intermediary") on its platform. The Intermediary will be entitled to receive fees related to the purchase and sale of the securities. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the securities at any time and for any reason. The rights and obligations of any purchasers of the securities pursuant to this offering (the "Purchasers") must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to April 30, 2026 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. **BY PARTICIPATING IN THIS OFFERING, YOU CONFIRM THAT YOU ARE NOT A WHOLESALE OR RETAIL LICENSEE NOR ARE YOU EMPLOYED BY SUCH A LICENSE.**

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$ 974.85	$ 84.93	$ 914.29
Investor Fee	$ 24.37		
Aggregate Maximum Offering Amount	$ 4,529,238.95	$ 384,985.31	$ 4,144,253.64

(1) DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering proceeds including the Investor Transaction Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes a $5,000 set up fee and a $12,000 per month maintenance fee that is payable to DealMaker Securities LLC.

Investors will be required to pay an Investor Processing Fee of 2.5% to the Company at the time of the subscription to help offset transaction costs. The Intermediary will receive a cash commission on this fee. All investments will have a maximum Investor Processing Fee of $250.00, which represents the fee for a $10,000.00 or greater investment.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the company offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Company Overview

AMASS makes bold beverages to meet the modern palates and preferences of discerning drinkers.

We offer a diverse, cross-category portfolio of premium brands for those who seek forward-thinking brands.

Around the world, tastemakers reach for our premium, next-generation beverages across the non-alcoholic, organic wine, low- proof, delta-9, and spirits categories.

We persistently drive towards what's up next - in flavor, values, ingredients, and category - to deliver the taste of tomorrow.

Business Model

Premium drinks for the tastes of tomorrow.

Tastes are evolving, palates are developing, values are shifting...and AMASS Brands Inc is here to deliver the future of iconic, premium drink brands.

Through category innovation and sustainable processes, our ambition is to build the next Top-100 U.S. beverage platform for the next generation of drinkers.

Corporate Structure & History

AMASS Brands Inc ("AMASS") is a corporation formed on September 22, 2016, under the laws of the State of Delaware. Headquartered in Los Angeles, California, the Company sells alcoholic and non-alcoholic beverages and personal and self- care products through wholesale and online platforms globally and invests in and acquires different companies in entities in the aforementioned categories and industries.

In 2022, AMASS entered into an Asset Purchase Agreement (the 'Asset Purchase") for substantially all assets and liabilities of GEM&BOLT, LLC ("Gem&Bolt"); which was accounted for as a business acquisition. As part of the Asset Purchase, AMASS acquired all of the equity interest in ART+ PLANTS HEALS DE RL DE CV ("Art+ Plants"), a wholly owned Mexican subsidiary. Located and formed in Oaxaca, Mexico, the Art + Plants company manages mezcal production.

In December 2022, AMASS formed three wholly-owned subsidiaries, Project Crush Acquisition Corp LLC ("PCAC"), Project Crush DTC Sub LLC ("DTC Sub"), and Project Crush Wholesale Sub, LLC for its anticipated asset purchase of Winc, Inc. ("Winc"). In February 2023, the Project Crush Wholesale Sub, LLC changed its legal name to Maison Thomas, LLC ("Maison Thomas").

The asset purchase of substantially all of the assets of Winc, Inc., a producer of innovative alcoholic beverage products (primarily wines) available for sale through direct-to-consumer ("Winc.com DTC") e-commerce and wholesale channels, occurred in January 2023. In June 2023, the Winc.com DTC subscription-based e-commerce portion was sold to Full Glass Wine Co, leaving Natural Merchants and Domestic Wholesales wine portfolio products which are either purchased from other manufacturers or developed and manufactured in conjunction with winemakers, vineyards, and distillers domestically and internationally.

In September 2024, the Company purchased 50.0001% of 222 Spirits Holdco, LLC, and its two wholly owned subsidiaries, 222 Spirits Company, LLC, and 222 Spirits Management Holdco, LLC (collectively, "222 Spirits").

Chief Operating Officer Prior Bankruptcy Disclosure

AMASS Brands Inc's Chief Operating Officer, Erin Green, previously worked as Chief Operating Officer for BWSC LLC, D/B/A Winc ('Winc"), which filed for bankruptcy in November of 2022 as a result of several market factors and the COVID pandemic. Ms. Green began working for Winc as Vice President of Operations in 2015 and became COO in 2021. While Ms. Green did not serve on Winc's board of directors, she was involved in the management and strategy of its business. See the Risk Factors section of this Offering Memorandum, below, for how this may affect your investment.

Competitors

AMASS competes with both established spirits brands like Diageo and Pernod Ricard and emerging craft distilleries as well as mixed wine and spirits companies like Constellation and wine companies like Treasury Wine Estate. Our unique focus on botanical ingredients, sustainable sourcing, and artisanal production methods sets us apart from competitors.

Industry

The macroeconomic trends are showing growth in spirits and drops in wine and beer consumption for the past few years. The current grape, bulk and finished goods glut provides opportunities on margin because input prices are lower, but also risk on decreased pull through. Distributor consolidation and cheap imports are also impacting domestic product sales in wine.

Current Stage

AMASS is in the growth stage, having successfully expanded its product line and market reach. We have secured significant funding through various investment rounds, enabling us to scale operations and enhance our marketing efforts as well as complete several acquisitions. Our burgeoning presence in key international markets and robust domestic performance highlight our successful expansion strategy. We continue to build on our achievements with new product launches and strategic partnerships.

 With 10+ core distinctive brands, our portfolio spans the entire spectrum of spirits and wine, underscoring AMASS's commitment to variety and quality. Some of our notable brands include, AMASS Botanics, Calirosa, Summer Water Rose, Folly of The Beast, Lost Poet Wines, Gem & Bolt Mezcal, WKND Cocktail Company, Pizzolato Organic Wine, Biokult Österreich and Maison Raymond.

AMASS also recently launched a new brand of hemp-derived THC beverages called AfterDream. Combining real botanic ingredients like lion's mane mushrooms and l-theanine with a precise balance of THC and CBD, Afterdream marks our first foray into the emerging market of cannabis-infused beverages, The product help AMASS cater to new audiences while also providing an alternative buzz for our customers by bringing clarity, focus, and lightness to their experience.

Future Roadmap

Looking ahead, AMASS plans to continue expanding its product portfolio with innovative botanical spirits, non-alcoholic beverages, and personal and self-care products through both incubation and acquisition. We aim to increase market penetration in existing regions and explore new international markets as well as expand into Global Travel Retail. Key milestones include expanding our distribution network, launching new marketing campaigns, and investing in research and development to maintain our position as a leader in the premium spirits and wine industries.

PERKS

The Company is offering the following Perks to Investors:

Time-Based Bonus

Investment Received within the First 30 Days	Bonus shares of Non-Voting Common Stock
Investment between $999.22 and $2,500.00	5%
Investment between $2,500.01 and $5,000.00	10%
Investment between $5,000.01 and $10,000.00	15%
Investment between $10,000.01 and $25,000.00	20%
Investment above $25,000.00	25%

Large Investor Bonus

Investment Received after the First 30 Days	Bonus shares of Non-Voting Common Stock
Investment between $2,500.01 and $5,000.00	5%
Investment between $5,000.01 and $10,000.00	10%
Investment between $10,000.01 and $25,000.00	15%
Investment above $25,000.00	20%

For the sake of clarity, Time-Based Bonus Shares and Large Investor Bonus Shares cannot be stacked together.

Notes on Bonus Tiers:

The Time-Based Bonuses begin on the SEC Accepted Date.

a) All time periods begin at the conclusion of the previous period and end at 11:59pm Pacific Standard Time (7:59 am Coordinated Universal Time ("UTC")). By way of example, the Time-Based Bonuses begin on the SEC Accepted Date and ends at 11:59pm Pacific Standard Time thirty days later.

b) The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

Existing Investor Bonus

Any existing investors in the Company prior to the following of this Offering will earn a 25% bonus on any investment made in this Offering.

Repeat Investor Bonus

Investors can also earn 10% bonus shares if they invest multiple times in this Offering.

None of the perks stack with each other, which means 25% is the highest bonus available.

The bonus shares will all be assigned and issued to Investors at the termination of the Offering. The date/time of the signed subscription agreement will be used in identifying the applicability of perks.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related To The Company

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock being issued in this offering (the "NVCS Securities") should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than a competing products, or that we will be able to provide products at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any NVCS Securities purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. The securities sold in this campaign are also subject to transfer restrictions set forth in the Governance Documents (as hereinafter defined). For the purposes of these offering materials, "Governance Documents" shall mean: (i) the Sixth Amended and Restated Certificate of Incorporation of the Company (the "Charter"), (ii) the Amended and Restated Bylaws of the Company, (iii) the Amended and Restated Investors' Rights Agreement (the "IRA"), (iv) the Amended and Restated ROFR and Co-Sale Agreement and (v) the Amended and Restated Voting Agreement, in any case, as further amended and/or restated from time to time.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment (or longer pursuant to the Governance Documents), there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed

The Company is offering NVCS Securities in this offering representing ownership and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the NVCS Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the NVCS Securities. In addition, if we need to raise more equity capital from the sale of securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per security.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes

As with all investments in securities, if you sell the NVCS Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation A securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Using a credit card to purchase securities may impact the return on your investment

Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the NVCS Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess

Any valuation at this stage is difficult to assess. The Company has set the price of the NVCS Securities in this offering at $2.85. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for NVCS Securities in our company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the NVCS Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio and licensing, location of its principal place of business or production facilities, its production or distribution partners and strategic alliances, and alcohol beverage licenses, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company, and, while it may be subject to a shareholder vote, you have relinquished all shareholder voting rights given the non-voting nature of the NVCS Securities issued in this offering.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to raise additional funds in the future which may include the issuance of additional common and/or preferred equity and/or debt (convertible or otherwise) which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital and as may be senior in rights and preferences to the Non-Voting Common Stock. The terms of preferred stock could be, and likely would be, more advantageous to those investors than to the terms of the existing common and preferred stock, including the NVCS Securities.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights

The Non-Voting Common Stock you are purchasing has no voting rights attached to it. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, shareholders will only be paid out if there is any cash remaining after all of the creditors of our Company and after certain reserves have been set up in the discretion of the board of directors of the Company, and shareholders will be paid out in accordance with the Charter.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that DealMaker instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, tariffs, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. The alcohol beverage industry at a macroeconomic level is challenged by innumerable additional factors, including without limitation lasting COVID impacts, inflation of farm employee and input costs, quickly changing market conditions driven by changing consumer preferences and profiles, decreased national consumption and sales of wine and beer products in recent years, foreign and subsidized imports, distributor and retailer consolidation, a rise in private label products promoted by retailers that replace wholesale brands, new and competing business and product offerings, changes to laws and new applicable laws, trade barriers and regulatory policies at international and national level including those that increasingly scrutinize the health effects of alcohol and warn consumers against consumption.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business.

We also rely on third parties to provide a variety of essential business functions for us, including shipping, customer service, legal and compliance services, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, the value of an investment in the company could be adversely impacted by our reliance on third parties and their performance. In particular, we rely on third party distributors for the distribution of our alcohol to retail customers. State and federal laws regulate the ability of distributors to distribute alcohol and regulate the relationship of the Company with its distributors. Both the Company and distributors may be required to negotiate contracts and often file the same with regulatory agencies, establish a franchise relationship, obtain licenses, registrations, consents, post prices, and obtain other approvals from government agencies in order to deliver alcohol to end customers in the many states. Changes in our access to those distributors, including changes in prices or changes in our relationships and incentive structures with those distributors, changes in the laws allowing third party distribution of alcohol, or regulatory discipline against licenses held by those distributors, and the distributors' marketing efforts of our products could materially adversely affect our business. Delivery of the products we sell to retail customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the distributors we engage to distribute our products. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

The development and commercialization of the Company's products and services are highly competitive.

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The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The consumer-packaged goods market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize product offerings. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected.

The alcohol industry is regulated extensively by federal agencies, including without limitation the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), the Federal Communications Commission and the Food and Drug Administration. Every state has its own separate alcoholic beverage regulations and regulatory agencies, including without limitation the California Department of Alcoholic Beverage Control ("ABC"), the California Department of Food and Agriculture, the California Department of Tax and Fee Administration. Many local jurisdictions have separate rules and regulations governing the alcohol industry as well. Regulated areas include licensing, production, importation, exportation, distribution, retail, sale, product labeling and advertising, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, franchise laws, trade practices (including marketing methods, and interactions and relationships among the three tiers of the alcohol industry -- producers, wholesalers and retailers). We cannot assure you that we are or will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience to comply with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business. Licenses, tax permits, registrations and additional approvals issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, import, distribute, sell and ship alcohol. We have basic permits with TTB under the Federal Alcohol Administration Act, state production, importation and wholesale permits with ABC, and various out of state permits with other states. These approvals and permits as well as our other registrations and approvals must remain in compliance with state and federal laws in order to keep our licenses in good standing. There is no guarantee the Company can maintain its current licenses, permits, registrations and other government approvals. There is no guarantee the Company will be able to obtain additional licenses, permits, registration and other government approvals to grow or adjust its business objectives. Failure of investors to disclose information to the Company can result in compliance failures. Generally, compliance failures of any sort can result in fines, license suspension, license revocation, and expulsion of owners or officers from the Company by federal and state agencies. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties by federal and state agencies. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected. The federal government and most states impose taxes on alcohol beverage production, distribution, shipping and/or sales in varying amounts which are frequently changing. Significant increases in such taxes on alcohol beverage products and delivery thereof could materially and adversely affect the financial condition or results of operations for the Company, and thereby affect the Company and/or its subsidiaries' operations.

Federal and state laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company.

Alcohol beverage licensees, their owners, officers, employees and agents are subject to state and federal trade practice and "tied-house" laws that restrict and/or prohibit certain ownership or financial interests, relationships and interactions among and between the three tiers of the alcoholic beverage industry - those tiers being the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules and exceptions to the rules regarding such investments are materially different among the federal government and each state. They are also subject to frequent change and varying degrees of enforcement and focus. Further, alcohol beverage licensees are subject to applicable state and federal laws restricting and/or prohibiting ownership and relationships with individuals with certain criminal histories, including without limitation, felonies, certain misdemeanor violations, and crimes of moral turpitude. We cannot make any assurances that investments in the company by investors are permissible by the federal government or state regulatory agencies if (a) an investor or qualifying family member has an impermissible criminal violation, or (ii) such investor or investor's qualifying family member holds direct or indirect interests in domestic or foreign alcoholic beverage licensees or, in some instances, is even just employed by or contracted as an agent with another licensee, or (c) such investor's investment results in any other trade practice or tied house violation under state or federal law. No state alcohol regulatory agency or federal alcohol regulatory authority has reviewed, passed on or endorsed the merits, adequacy or accuracy of this Offering, or the conformity of its/their provisions under any law or act, including without limitation the California Alcohol Beverage Act or Federal Alcohol Administration Act. It is within the purview of the TTB, ABC and each state alcohol regulatory agency to investigate our compliance with federal and state trade practice and tied-house requirements regardless of such investors' amount of investment in the company. In connection therewith, Investor is required to represent and warrant to Company in connection with this offering that Investor is not disqualified under applicable laws from owning equity interests in the Company and that Investor will promptly provide Company all information and documentation necessary or desirable for the Company to make such determination. If investor is disqualified at the time of investment, not truthful in its representation to the Company, or subsequently takes any actions or causes any omissions that result in a disqualifying event, investor's shares may be subject to redemption.

The Chief Operating Officer of the Company served a similar role for a prior company that filed for bankruptcy.

AMASS Brands Inc's Chief Operating Officer, Erin Green, previously worked as Chief Operating Officer (COO) for BWSC LLC, D/B/A Winc ("Wine"), which filed for Ch. 11 bankruptcy in November of 2022. Winc's bankruptcy filing was caused by several factors that affected the business including a downturn in the DTC wine market, ongoing challenges from COVID, rising customer acquisition costs, and worsening macroeconomic conditions in both public and private markets. Ms. Green began working for Winc as Vice President of Operations in 2015 and became COO in 2021. While Ms. Green did not serve on Winc's board of directors, she was involved in the management and decision-making of its business. Winc's bankruptcy was not a direct result of Ms. Green's actions or decisions, there is some level of risk in investing in a company whose officers previously managed a company that filed for bankruptcy.

Compliance with Alcohol Beverage Laws and Potential Ownership Restrictions Including Redemption

Investors should be aware that the Company operates in a highly regulated environment, particularly concerning federal, state, and local alcohol beverage laws, including Tied House laws. These laws govern the relationships between alcohol manufacturers, wholesalers, and retailers to prevent undue influence and ensure fair competition. If the Company determines, in its sole discretion and upon the advice of counsel, that an investor's continued ownership of Non-Voting Common Stock, or failure to provide requested information to verify compliance with these laws, jeopardizes the Company's current or prospective alcoholic beverage licenses, privileges, or its overall compliance with applicable laws, the Company reserves the right to redeem some or all of the investor's shares or require the investor to withdraw from the Company. If an investor's ownership creates a violation or risk of violating Tied House laws-such as through prohibited ownership in another tier, undue influence, or regulatory changes-the investor may be required to sell or transfer their ownership interest. This transfer must occur within a set period and at fair market value, subject to the Company's right of first refusal and approval of any third-party transfer. These actions are essential to ensure the Company's continued compliance and protect its licenses and operations.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of any of the Company's Common Stock (whether Voting Common Stock or Non-Voting Common Stock) or Preferred Stock. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The Company currently has no plans to list any of its capital stock on any OTC or similar exchange.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Nevada, which governs the agreement, by a federal or state court in the State of Nevada. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Non-Voting Common Stock at $2.85 per share, plus a 2.0% Investor Transaction Fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock (whether Voting Common Stock or Non-Voting Common Stock), Preferred Stock or additional option grants may dilute the value of your holdings.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

OFFICERS & DIRECTORS

Name: Mark Lynn

Mark Lynn's current primary role is with AMASS.

Positions and offices currently held with AMASS: Chief Executive Officer, Founder, Principal Accounting Officer and Member of Board of Directors

Dates of Service: January 2019 - Present

Responsibilities: Mark is responsible for overall company operations. operations. He receives an annual salary of $200,000. Mark also receives a sizable annual loan from AMASS, which continues to compound without immediate repayment obligations.

Other business experience in the past three years:
Employer: Digital Brands Group
Title: Board Member
Dates of Service: September 2015 - Present
Responsibilities: Mark attends four board meetings a year.

Name: Zach Ament

Zach's current primary role is with AMASS.

Positions and offices currently held with AMASS: Chief Financial Officer

Dates of Service: August 2025 – Present

Responsibilities: Zach oversees all finance and accounting at AMASS.

Other business experience in the past three years:

Employer: AMASS
Title: Director of Finance, Finance Manager, Senior Accountant
Dates of Service: May 2021 – August 2025

Name: Morgan McLachlan

Morgan McLachlan's current primary role is with AMASS.

Positions and offices currently held with AMASS: Chief Product Officer and Co-Founder

Dates of Service: September 2019 - Present

Responsibilities: Morgan oversees creative (product and brand) for the AMASS spirits portfolio. Morgan receives $95,000 in annual compensation from AMASS. She also receives compensation from De Soi through a consulting agreement. Morgan spends 20 hours a week with AMASS and 20 hours a week with De Soi.

Other business experience in the past three years:

Employer: De Soi Inc
Title: Co-Founder and Board Member
Dates of Service: October 2021 – Present
Responsibilities: Morgan oversees product development, serves on the board, and consults on brand initiatives.

Name: Erin Green

Erin Green's current primary role is with AMASS.

Positions and offices currently held with AMASS: Chief Operating Officer

Dates of Service: January 2023 - Present

Responsibilities: Erin oversees the national sales team, warehousing and compliance. Works closely with Business Unit Leaders to execute strategy. Erin receives an annual salary of $200,000.

Other business experience in the past three years:

Employer: BWSC LLC, DBA Winc
Title: Chief Operating Officer
Dates of Service: January 2015 – January 2023
Responsibilities: Chief Operating Officer; National Sales team, Business and warehouse operations.

Name: Geoff McFarlane

Geoff currently serves as a Director of AMASS. This is currently a part-time role. Geoff's full time role is currently as Co-founder of Westbound & Down Brewing Company.

Dates of Service: August 2025 – Present

Other business experience in the past three years:
Employer: Winc Wines
Title: Chief Executive Officer
Dates of Service: January 2018 – October 2022

Name: Chris Bridges

Chris currently serves as a Director of AMASS. This is currently a part-time role

Dates of Service: August 2025 – Present

Other business experience in the past three years:
Employer: Vital Card
Title: Chief Executive Officer
Dates of Service: February 2017 – July 2025

OWNERSHIP AND CAPITAL STRUCTURE

The following table describes the Company's capital structure as of August 2025:

	Authorized Shares	Outstanding	Fully-Diluted	Fully Diluted Ownership
Voting Common Stock	38,000,000	8,512,736	8,512,736	21.954%
Non-Voting Common Stock	3,200,000	185,247	185,247	0.477%
Series Seed-1 Preferred (PS1) Stock	2,412,297	2,412,297	2,412,297	6.221%
Series Seed-2 Preferred (PS2) Stock	4,323,248	4,323,248	4,323,248	11.150%
Series Seed-3 Preferred (PS3) Stock	1,579,994	1,579,994	1,579,994	4.075%
Series Seed-4 Preferred (PS4) Stock	2,346,635	2,346,635	2,346,635	6.052%
Series Seed-5 Preferred (PS5) Stock	504,316	504,316	504,316	1.301%
Series Seed Preferred (PS) Stock	1,362,530	1,362,530	1,362,530	3.514%
Series A Preferred (PA) Stock	873,734	873,734	873,734	2.253%
Series B-1 Preferred (PB) Stock	18,198,578	5,237,632	5,237,632	13.508%
Series B-2 Preferred (PB2) Stock	4,262,724	104,226	104,226	0.269%
Series B-3 Preferred (PB3) Stock	5,328,406	2,962,327	2,962,327	7.640%
CSW Warrants	—	—	2,150,429	5.546%
Series B Warrant Block	—	—	1,328,185	3.425%
Shares outstanding under 2016 Stock Plan	5,178,390	—	3,978,236	10.260%
Shares available under 2016 Stock Plan	—	—	721,238	1.860%

Total		30,596,752	38,774,840	

As of the date of this Offering Statement, there is no holder of 20% or more of the Company's outstanding voting securities.

RECENT OFFERING OF SECURITIES

Over the last three years, the Company has had the following offering of securities:

Class of Stock	2023	2024	2025	Federal Securities Exemption	Use of Proceeds
Voting Common Stock		1,321,601 $79,296	185,580 $463,664	Section 4(a)(2)	Operations, Sales, and Marketing
Series A Preferred	553,143 $2,300,002			Reg D, Rule 506	Operations, Sales, and Marketing
Series B-1 Preferred	4,110,892 $6,019,990			Reg D, Rule 506 Reg S Rule 701	Operations, Sales, and Marketing
Series B-2 Preferred		104,226 $293,397		Reg D, Rule 506	Operations, Sales, and Marketing
Series B-3 Preferred		2,962,327 $6,671,456		Reg D, Rule 506	Operations, Sales, and Marketing
Non-Voting Common Stock			185,247 $470,759.10	Regulation CF	Operations, Sales, and Marketing

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The Company has authorized Voting Common Stock, Non-Voting Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series A Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, and Series B-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,711,596 shares of Non-Voting Common Stock.

Non-Voting Common Stock
The amount of security authorized is 3,200,000 with a total of 185,247 outstanding.

Voting Rights
Holders of Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as required by Delaware Law.

Material Rights

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Voting Common Stock

The amount of security authorized is 63,500,000 with a total of 8,512,736 outstanding.

Voting Rights
Except as otherwise provided in the Charter or by applicable law, the holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Voting Common Stock, as such, shall not be entitled to vote on any amendment to the Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Charter or pursuant to the Delaware General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Charter) the affirmative vote of the holders of shares of capital stock of AMASS representing a majority of the votes represented by all outstanding shares of Company Stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Common Stock Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Stock Options & Warrants

As of the initial date of this offering: AMASS has reserved 5,178,390 shares of Voting Common Stock for issuance to officers, directors, employees and consultants of AMASS pursuant to its incentive equity plan, 3,254,486 shares have been issued pursuant to restricted stock purchase agreements or stock option agreements, and 1,451,238 shares of Voting Common Stock remain available for issuance. Additionally, AMASS currently has 2,150,429 warrants for Voting Common Stock outstanding.

Series Seed Preferred Stock
The amount of security authorized is 1,362,530 with a total of 1,362,530 outstanding.

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-1 Preferred Stock
The amount of security authorized is 2,412,297 with a total of 2,412,297 outstanding.

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of

whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes": means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-2 Preferred Stock
The amount of security authorized is 4,323,248 with a total of 4,323,248 outstanding.

Voting Rights

On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the

Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-3 Preferred Stock
The amount of security authorized is 1,579,994 with a total of 1,579,994 outstanding.

<u>Voting Rights</u>
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

<u>Material Rights</u>
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-4 Preferred Stock
The amount of security authorized is 2,346,635 with a total of 2,346,635 outstanding.

<u>Voting Rights</u>
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

<u>Material Rights</u>
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-5 Preferred Stock
The amount of security authorized is 504,316 with a total of 504,316 outstanding.

<u>Voting Rights</u>
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders

entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series A Preferred Stock
The amount of security authorized is 873,734 with a total of 873,734 outstanding.

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most

senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series B-1 Preferred Stock
The amount of security authorized is 18,198,578 with a total of 5,237,632 outstanding.

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
The total amount outstanding does not include 1,328,185 shares of Series B-1 Preferred Stock to be issued pursuant to outstanding warrants. Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out the Charter

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, AMASS shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as an Exhibit hereto, for more details and specifics.

Series B-2 Preferred Stock
The amount of security authorized is 4,262,724 with a total of 104,226 outstanding.

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter. Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, AMASS shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as an Exhibit to this Offering Statement hereto, for more details and specifics. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Series B-3 Preferred Stock
The amount of security authorized is 5,328,406 with a total of 2,962,327 outstanding.

Voting Rights
On any matter presented to the stockholders of AMASS for their action or consideration at any meeting of stockholders of AMASS (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as- converted to Voting Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis.

Material Rights
Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, AMASS shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as an Exhibit hereto, for more details and specifics.

USE OF PROCEEDS

	Target Offering Amount		**Maximum Subscription Amount**	
Gross Proceeds	$10,001.85		$4,529,238.95	**%**
Offering Expenses				
Commissions	$850.16	*8.5%*	$384,985.31	*8.5%*
Upfront Fees	$5,000		$5,000	
Net Proceeds	**$4,151.69**		**$4,139,253.64**	
Use of Proceeds	**Amount**		**Amount**	**%**
Research & Development	$0	*N/A*	$1,241,776.09	30%
Payroll	$0	*N/A*	$1,655,701.46	40%
General & Administrative, including office expenses, travel, meals, and other miscellaneous overhead.	$4,151.69	*N/A*	$1,241,776.09	30%
Total Use of Proceeds	**$4,151.69**		**$4,139,253.64**	100%

FINANCIAL DISCUSSION

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

Revenue and sales for 2024 totaled $21,668,525 compared to $33,483,852 in 2023. This approximately 35% decrease is attributable primarily to not receiving any revenue from our PCAC subsidiary, which accounted for $24,695,043 in revenue in 2023. Much of this was offset by Maison Thomas, which saw it's revenues increase from $4,993,736 in 2023 to $17,545,701 in 2024, a 251% increase, but it wasn't enough to offset the loss of revenues.

Cost of sales

Cost of sales for 2024 were $16,661,809 compared to $22,734,166 in 2023. With a lower sales volume, our associated costs therefore decreased by about 26.7%.

Net profit margins

In 2024, the company operated at a loss. This is compared to a net profit margin of 15% (net income/net sales) in 2023.

This was a result of sales volumes decreasing, and because 2023 included the gains from the sales of Winc.com, which contributed to the overall annual revenues. As there was no equivalent sale in 2024, the company was not able to report a profit for the year.

Expenses

Total expenses in 2024 were $14,145,597compared to $21,061,620 in 2023. Our expenses decreased by about 32.8%. This is primarily due to a decrease in general and administrative costs, which fell from $15,276,837 in 2023 to $9,671,062 in 2024.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the Company has demonstrated an ability to grow year-over-year through organic growth as well as investments in incubations and new product lines and acquisitions. Past cash was primarily generated through both equity fundraising and line of credit.

<u>**Liquidity and Capital Resources**</u>

As of July 2024, the Company has capital resources available in the form of a line of credit for $8M from Merchant Bank, other debt instruments totaling $4.4M, and almost $0.7M of cash on hand. We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, <15% will be made up of funds raised from the crowdfunding campaign.

In April 2025, the company ended it's most recent Regulation CF crowdfunding campaign. The company raised $470,759.10 through the offering and issued 162,689 shares 164 investors.

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $0.5M for expenses related to payroll, inventory, and marketing. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate profitably. This is based on a current monthly burn rate of $0.5M for expenses related to payroll, inventory, and marketing.

Currently, the Company has contemplated additional future sources of capital including a new line of credit to replace our existing lines of credit.

INDEBTEDNESS

As of July 31, 2025, the Company had the following outstanding loans:

Creditor: Merchant Factors Corp
Amount Owed: $3,818,651.34
Interest Rate: Prime + 3.75%
Maturity Date: September 7, 2026

In September 2023, the Company entered into a Loan and Security Agreement to open a credit facility with the maximum aggregate principal amount of $8,000,000 (the ABL). Interest is accrued at the greater of (i) 12% and (ii) Prime Rate (7.5% and 8.5% as of December 31, 2024 and 2023, respectively) plus 3.75% per annum. The Company also incurred one-time fees related to the origination of the loan totaling $105,000 and incurs $1,000 per month in collateral monitoring fees. The ABL matures in September 2025 with an automatic renewal for one year if not terminated before 60 days before the termination date. The outstanding balance on the ABL was $3,601,405 and $4,920,975 as of December 31, 2024 and 2023, respectively.

Creditor: Ryan Smith, Dan Brown, Nitehaus
Amount Owed: $906,645.13
Interest Rate: 1% per Month (Ryan Smith and Dan Brown), 2% per Month (Nitehaus)
Maturity Date: July 31, 2026

In December 2022, the Company obtained three Mezzanine Secured Notes with shareholders in an aggregate principal amount of $1,200,000. The notes accrue interest at a monthly rate of 15% for the first month and a monthly rate of 2% for each subsequent month. In January 2023, the Company issued another Mezzanine Secured Note for $500,000. During 2023, the Company repaid $1,000,000 of principal balances on these notes. The loans initially matured in December 2023 but have been extended to July 2026. As of December 31, 2024 and 2023, the balance of Mezzanine Secured Notes was 992,564 and $1,181,860, inclusive of interest, respectively.

Creditor: COVID Relief Funding
Amount Owed: $160,140.52
Interest Rate: 3.75%
Maturity Date: June 30, 2050

In May 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was established to provide economic relief to small businesses facing COVID-19-related economic hardships. In June 2020, the Company applied and received COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program by the Small Business Administration (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2024 and 2023, the outstanding balance was $159,924 and $161,014 inclusive of accrued interest, respectively. Interest expense for this loan was $9,144 and $5,562 for the years ended December 31, 2024 and 2023, respectively.

Creditor: Sam Shaffer, Moise Emquies Trust, Mark Genender, Dan Brown
Amount Owed: $1,759,446.14
Interest Rate: 12%
Maturity Date: September 30, 2027

As of December 31, 2024 and 2023, the Company had promissory notes with the total outstanding principal balance of $1,650,000 and $1,900,000, respectively. From January through April 2023, all promissory notes' interest rates were amended from 9% to 12% per annum in exchange for subordination to other debt instruments. In August 2024, one of the holders of the promissory notes received 104,226 shares of Series B-2 Preferred Stock as consideration for the outstanding principal balance of $250,000 and accrued interest of $43,397.

The promissory notes mature between August 2026 and September 2027. Interest accrued on the notes is paid quarterly in arrears. The notes incurred $218,351 and $223,168 of interest expense for the years ended December 31, 2024 and 2023, respectively, of which $157,820 and $108,134 was payable at December 31, 2024 and 2023, respectively.

The promissory notes contain warrants to purchase 50,003 shares of common stock at the exercise price of $3.7994 or through a cashless exercise. The exercise period on the warrants is five years from the issuance date. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life, was determined to be negligible.

Creditor: Half Church Holdings Pte. Ltd.
Amount Owed: $1,320,083.33
Interest: $72,917 per month
Maturity Date: September 15, 2025

In April 2024, the Company issued a Secured Promissory Note with the principal balance of $2,500,000. The note accrues interest at $72,917 per month and matures in April 2025. The outstanding balance was $2,356,250 as of December 31, 2024, all of which was principal. The Company incurred and paid $656,250 of interest on the note as of December 31, 2024.

Creditor: Alchemi Project Inc.
Amount Owed: $1,000,000
Interest Rate: 6.25%
Maturity Date: January 30, 2026

In February 2025, the Company issued a promissory note with the principal value of $1,000,000. The note incurs interest at a rate of 6.25% per annum and has a maturity date in February 2026.

RELATED PARTY TRANSACTIONS
Name of Person: Mark Lynn
Relationship to Company: Co-Founder
Nature / amount of interest in the transaction: The Co-Founder is Mark Lynn.Material Terms: The Company's co-founder has received various advances from the Company. In January 2022, the

Company entered into a loan agreement with the founder in which the balance outstanding is incurring interest at a rate of 1.6% per annum. As of December 31, 2024 and 2023, net amount due from the co-founder was $1,268,341 and $942,291, respectively. Interest earned in the years ended December 31, 2024 and 2023, on the advances was $18,095 and $10,665, respectively. These advances are payable on demand.

VALUATION

Pre-Money Valuation: $130,000,000.00

Valuation Details:

The Company's pre-money valuation of $130 million was determined internally by its Board of Directors and shareholders without an independent third-party analysis. This valuation was based on a methodology applied by the Company. This is based roughly on the shares outstanding multiplied by the price per share.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it Means to be a Minority Holder

As an investor in Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.
There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and

(iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

REGULATORY INFORMATION

To the Company's knowledge, it has never failed to comply with any ongoing reporting requirements under Regulation CF.

Updates

Updates regarding the issuer's progress towards meeting the Target Amount of this Offering will be filed with the SEC on Form C-U.

Information regarding updates to the offering and to subscribe can be found at invest.AMASS.com.

Material and Other Information

None.

Annual reports

The Company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the Company's website: www.AMASSbrandsgroup.com

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.



Report of Independent Auditors
and Consolidated Financial Statements
with Supplementary Information

Amass Brands, Inc. and Subsidiaries

December 31, 2024 and 2023



Table of Contents

 MOSS**A**DAMS

Report of Independent Auditors

The Stockholders
Amass Brands, Inc. and Subsidiaries

Report on the Audit of the Financial Statements

Opinion

We have audited the consolidated financial statements of Amass Brands, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Amass Brands, Inc. and Subsidiaries, as of December 31, 2024, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Amass Brands, Inc. and Subsidiaries, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that Amass Brands, Inc. and Subsidiaries, will continue as a going concern. As discussed in Note 2, Amass Brands, Inc. and Subsidiaries, has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding this matter are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Amass Brands, Inc. and Subsidiaries' ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Amass Brands, Inc. and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Amass Brands, Inc. and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Other Matter

The consolidated financial statements of Amass Brands, Inc. and Subsidiaries, as of and for the year ended December 31, 2023, were audited by another auditor, who expressed an unmodified opinion on those consolidated financial statements on July 3, 2024.

Moss Adams LLP

Los Angeles, California
April 17, 2025

Consolidated Financial Statements

Amass Brands, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2024 and 2023

	2024	2023
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 693,946	$ 939,975
Accounts receivable, net	3,341,357	3,782,276
Due from related parties	1,268,341	942,291
Promissory notes receivable	421,653	4,934,235
Inventory, net	15,318,703	11,216,326
Prepaid expenses and other current assets	558,178	1,692,323
Total current assets	21,602,178	23,507,426
PROPERTY AND EQUIPMENT, net	168,179	306,724
RIGHT-OF-USE LEASE ASSETS	-	1,356,646
INTANGIBLE ASSETS, net	3,064,240	2,985,182
GOODWILL	8,843,994	1,465,964
INVESTMENTS AT FAIR VALUE	6,829,505	5,578,479
INVESTMENTS AT COST	-	1,500,000
PROMISSORY NOTES RECEIVABLE, net of current portion	-	601,714
DEPOSITS	13,640	332,160
Total assets	$ 40,521,736	$ 37,634,295

Amass Brands, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2024 and 2023

	2024	2023
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 8,412,794	$ 7,508,404
Accrued expenses	4,235,065	459,320
Lease liabilities, current	-	294,132
Loans payable, current	6,877,303	1,922,053
Interest payable	167,744	940,087
Total current liabilities	19,692,906	11,123,996
Loans payable, net of current portion	164,570	5,762,203
Lease liabilities, net of current portion	-	1,077,902
Promissory notes payable	1,650,000	1,900,000
Total liabilities	21,507,476	19,864,101
COMMITMENTS AND CONTINGENCIES (NOTE 14)		
Stockholders' equity		
Series B Preferred Stock, $0.00001 par, 27,789,708 shares authorized, 8,304,185 and 5,237,632 shares issued and outstanding and liquidation value of $14,634,844 and $7,669,990 as of December 31, 2024 and 2023, respectively	82	52
Series A Preferred Stock, $0.00001 par, 873,734 shares authorized, 873,734 and 873,734 shares issued and outstanding and liquidation value of $3,633,038 and $3,633,038 as of December 31, 2024 and 2023, respectively	9	9
Series Seed Preferred Stock, $0.00001 par, 12,529,020 shares authorized, 12,529,020 and 12,529,020 shares issued and outstanding and liquidation value of $18,425,259 and $18,425,259 as of December 31, 2024 and 2023, respectively	125	125
Common stock, 0.00001 par, 38,000,000 shares authorized, 8,697,983 and 7,367,632 shares issued and outstanding as of December 31, 2024 and 2023, respectively	87	74
Additional paid-in capital	35,513,062	28,588,619
Accumulated other comprehensive income	57,459	65,938
Accumulated deficit	(21,543,706)	(10,884,623)
Total Amass Brands, Inc. and Subsidiaries stockholders' equity	14,027,118	17,770,194
NONCONTROLLING INTEREST	4,987,142	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 40,521,736	$ 37,634,295

See accompanying notes.

Amass Brands, Inc. and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2024 and 2023

	2024	2023
Net revenues		
Spirits & wine revenues	$ 19,070,546	$ 30,916,302
Other revenues	2,597,979	2,567,550
Total net revenues	21,668,525	33,483,852
Cost of net revenues		
Cost of spirits & wine revenues	12,182,046	19,814,068
Cost of other revenues	4,479,763	2,920,098
Total cost of net revenues	16,661,809	22,734,166
Gross profit	5,006,716	10,749,686
Operating expenses		
Sales and marketing	4,122,121	3,768,258
General and administrative	9,671,062	15,276,837
Research and development	168,365	151,812
Impairment loss	184,049	1,864,713
Total operating expenses	14,145,597	21,061,620
Loss from operations	(9,138,881)	(10,311,934)
Other income (expense)		
Interest income	117,523	395,798
Interest expense	(1,805,985)	(2,828,677)
Other expense, net	(459,586)	(263,454)
Gain on sale of business	-	17,482,322
Unrealized gain on investments at fair value	615,008	401,320
Total other income (expense)	(1,533,040)	15,187,309
Net income (loss)	(10,671,921)	4,875,375
Net loss attributable to noncontrolling interest	(12,838)	-
Net income (loss) attributable to controlling interest	(10,659,083)	4,875,375
Foreign currency translation adjustment	(8,479)	47,926
Total comprehensive income (loss)	$ (10,667,562)	$ 4,923,301

See accompanying notes.

Amass Brands, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2024 and 2023

	Series B Preferred Stock		Series A Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Noncontrolling Interest	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Balances at December 31, 2022	-	$ -	873,734	$ 9	12,529,020	$ 125	7,252,632	$ 73	$ 20,409,565	$ (15,759,998)	$ 18,012	$ -	$ 4,667,786
Issuance of Series B Preferred Stock for cash	3,428,019	34	-	-	-	-	-	-	5,019,963	-	-	-	5,019,997
Issuance of Series B Preferred Stock for conversion of SAFEs	1,126,740	11	-	-	-	-	-	-	1,649,987	-	-	-	1,649,998
Issuance of Series B Preferred Stock for debt	682,873	7	-	-	-	-	-	-	999,993	-	-	-	1,000,000
Exercise of stock options	-	-	-	-	-	-	115,000	1	10,499	-	-	-	10,500
Warrant issued with debt	-	-	-	-	-	-	-	-	441,273	-	-	-	441,273
Warrant issued for additional interest	-	-	-	-	-	-	-	-	8,189	-	-	-	8,189
Stock-compensation - options	-	-	-	-	-	-	-	-	59,799	-	-	-	59,799
Stock-based compensation - warrants	-	-	-	-	-	-	-	-	108,908	-	-	-	108,908
Offering costs	-	-	-	-	-	-	-	-	(119,557)	-	-	-	(119,557)
Cummulative translation adjustment	-	-	-	-	-	-	-	-	-	-	47,926	-	47,926
Net income	-	-	-	-	-	-	-	-	-	4,875,375	-	-	4,875,375
Balances at December 31, 2023	5,237,632	52	873,734	9	12,529,020	125	7,367,632	74	28,588,619	(10,884,623)	65,938	-	17,770,194
Issuance of Series B Preferred Stock for cash	742,177	7	-	-	-	-	-	-	1,671,449	-	-	-	1,671,456
Issuance of Series B Preferred Stock acquisition	2,220,150	22	-	-	-	-	-	-	4,999,978	-	-	4,999,980	9,999,980
Issuance of Series B Preferred Stock for debt	104,226	1	-	-	-	-	-	-	293,396	-	-	-	293,397
Exercise of stock options	-	-	-	-	-	-	8,750	-	525	-	-	-	525
Exercise of stock warrants	-	-	-	-	-	-	1,321,601	13	79,283	-	-	-	79,296
Stock-compensation - options	-	-	-	-	-	-	-	-	(287)	-	-	-	(287)
Stock-based compensation - warrants	-	-	-	-	-	-	-	-	10,291	-	-	-	10,291
Offering costs	-	-	-	-	-	-	-	-	(130,192)	-	-	-	(130,192)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(8,479)	-	(8,479)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	-	-	-	-	(12,838)	(12,838)
Net loss attributable to controlling interest	-	-	-	-	-	-	-	-	-	(10,659,083)	-	-	(10,659,083)
Balances at December 31, 2024	8,304,185	$ 82	873,734	$ 9	12,529,020	$ 125	8,697,983	$ 87	$ 35,513,062	$ (21,543,706)	$ 57,459	$ 4,987,142	$ 19,014,261

See accompanying notes.

Amass Brands, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (10,671,921)	$ 4,875,375
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	663,492	786,041
Stock-based compensation	10,004	168,708
Reserve for expected credit losses	13,992	24,010
Impairment of goodwill	184,049	264,713
Unrealized gain of investments at fair value	(615,008)	(401,320)
Amortization of debt financing costs	63,076	473,545
Loss on lease termination	328,044	-
Impairment loss on short-term promissory note receivable	-	1,600,000
Inventory reserve	(450,393)	454,310
Loss on sale of investment in De Soi	363,982	
Gain on sale of Winc DTC	-	(17,482,322)
Changes in operating assets and liabilities		
Accounts receivable	955,469	1,476,769
Inventory	(1,876,694)	1,450,455
Prepaid expenses and other current assets	1,271,882	1,311,726
Accounts payable and accrued liabilities	4,094,959	766,302
Interest receivable	(99,177)	(404,654)
Interest payable	(48,697)	808,550
Operating leases	4,919	(22,641)
Deferred revenue	-	(302,954)
Net cash used in operating activities	(5,808,023)	(4,153,387)
CASH FLOWS FROM INVESTING ACTIVITIES		
Repayments from related parties, net	(326,050)	(391,102)
Purchase of property and equipment, net disposals	(12,900)	(3,836)
Purchase of intangible assets	-	(13,052)
Acquisitions of businesses, net of assets and liabilities acquired	-	(7,529,528)
Sale of Winc DTC	-	250,000
Sale of investment	500,000	-
Proceeds from notes receivable	-	1,276,592
Deposits	-	(318,521)
Net cash provided by (used in) investing activities	161,050	(6,729,447)

See accompanying notes.

Amass Brands, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments on merchant advances	$ -	$ (58,553)
Proceeds from short-term debt	2,500,000	6,275,000
Repayments of short-term debt	(2,421,630)	(4,852,948)
Proceeds from loans payable	16,920,000	7,675,000
Repayment of loans payable	(18,335,572)	(2,757,535)
Proceeds from promissory notes	5,120,000	-
Proceeds from issuance of Series B Preferred Stock	1,671,456	4,019,995
Offering costs	(130,192)	(119,557)
Proceeds from exercise of stock options	525	10,500
Proceeds from exercise of warrants	79,296	-
Net cash provided by financing activities	5,403,883	10,191,902
NET CHANGE IN CASH AND CASH EQUIVALENTS	(243,090)	(690,932)
Effect of exchange rate changes on cash and cash equivalents	(2,939)	47,228
CASH AND CASH EQUIVALENTS, beginning of year	939,975	1,583,679
CASH AND CASH EQUIVALENTS, end of year	$ 693,946	$ 939,975
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$ 38,706	$ -
Cash paid for interest	$ 1,858,764	$ 1,682,911
NONCASH INVESTING AND FINANCING ACTIVITES		
Conversion of convertible notes and accrued interest to preferred stock	$ 293,398	$ 1,000,000
Warrants issued with promissory notes	$ -	$ 441,273
Right-of-use asset	$ -	$ 1,637,688
Conversion of SAFEs to Series B Preferred Stock	$ -	$ 1,650,000

See accompanying notes.

Amass Brands, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1 – Organization and Nature of Business

Amass Brands, Inc. (Amass), is a corporation formed on September 22, 2016, under the laws of the State of Delaware. Headquartered in Los Angeles, California, the Company sells alcoholic and non-alcohol beverages and self-care products through wholesale and online platforms globally.

In 2022, Amass entered into an Asset Purchase Agreement for substantially all assets and liabilities of GEM&BOLT, LLC (Gem&Bolt), which was accounted for as a business acquisition. As part of the Asset Purchase, Amass acquired all of the equity interest in ART + PLANTS HEAL S DE RL DE CV (Art + Plants), a wholly owned Mexican subsidiary. Located and formed in Oaxaca, Mexico, the Art + Plants company manages the production of mezcal.

In December 2022, Amass formed three wholly owned subsidiaries, Project Crush Acquisition Corp LLC (PCAC), Project Crush DTC Sub LLC (DTC Sub), and Project Crush DTB Sub, LLC, for its anticipated asset purchase of Winc, Inc. (Winc). In February 2023, the Project Crush DTB Sub, LLC, changed its legal name to Maison Thomas, LLC (Maison Thomas).

The asset purchase of Winc, Inc., a producer of innovative alcoholic beverage products (primarily wines) available for purchase through direct-to-consumer (Winc.com DTC) ecommerce and wholesale channels, occurred in January 2023. In June 2023, the Winc.com DTC subscription-based ecommerce portion was sold, leaving the summerwater.com and the wholesale wine channels. Products are either purchased from other manufacturers or developed and manufactured in conjunction with winemakers, vineyards, and distillers domestically and internationally (see Note 4 Acquisitions and Disposition for additional information).

Resonant Subholdings Inc. (Resonant) was created in April 2024 to hold a secured notes payable. Management determined that Resonant meets the definition of a variable interest entity under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810 and determined that the Company is the primary beneficiary. As such, the Company includes Resonant's financial activities in its consolidated financial statements.

In September 2024, the Company purchased 50.0001% of 222 Spirits Holdco, LLC, and its two wholly owned subsidiaries, 222 Spirits Company, LLC, and 222 Spirits Management Holdco, LLC (collectively, 222 Spirits), which is accounted for as a business acquisition. (see Note 4 Acquisitions and Disposition for additional information). Amass, along with Art + Plants, PCAC, DTC Sub, Maison Thomas, Resonant, and 222 Spirits make up "the Company."

Note 2 – Liquidity

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had not generated profits until the year ended December 31, 2023, where the $4,875,375 in profits primarily resulted from the $17,482,322 gain realized on the sale of the Winc.com DTC business unit. In 2024, the Company incurred a comprehensive loss of $10,667,562. Further, the Company has incurred negative cash flows from operations for the years ended December 31, 2024 and 2023. These factors, among others, raise doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital.

The Company plans to raise additional capital as necessary to support its operating losses through the issuances of stock and loans. No assurances can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

Note 3 – Summary of Significant Accounting Policies

Basis of accounting – The accompanying consolidated financial statements are prepared under the accrual method of accounting using accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's fiscal year-end is December 31.

Principles of consolidation – These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated on consolidation.

Use of estimates – The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to inventory, reserve for expected credit losses, valuation of investments at fair value, revenue recognition, valuation of acquisitions, and the valuations of common stock and related stock options and warrants. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Credit losses on financial instruments – The Company establishes an allowance for estimated credit losses on financial assets, including trade and other receivables, at each reporting date, in accordance with FASB Accounting Standards Update No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL)*.

Concentrations of credit risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2024 and 2023, all the Company's cash and cash equivalents were held at accredited financial institutions.

Fair value option – ASC 825, *Financial Instruments* (ASC 825), allows for entities to elect the "fair value option," which permits entities to choose, at specified election dates, to measure eligible financial assets and financial liabilities at fair value. The decision to elect the fair value option is: (a) applied on an instrument-by-instrument basis (except as delineated within the guidance of ASC 825); (b) irrevocable, unless a new election date occurs; and (c) applied to an entire instrument.

Entities may elect the fair value option for several defined items, including a recognized financial asset and financial liability (with certain specified exceptions). The fair value option may not be elected for several items as defined in ASC 825, including an investment in a subsidiary or an interest in a variable interest entity that is required to be consolidated.

An entity may elect the fair value option for an eligible item only on its election date. The election date is the date that one of the following occurs:

- An eligible item is first recognized.

- An entity enters into an eligible firm commitment.

- Financial assets reported at fair value with unrealized gains and losses included in earnings pursuant to specialized accounting principles cease to qualify for that specialized accounting.

The election of recognition under the fair value option is irrevocable unless another election date occurs. The fair value option need not be applied to all instruments issued or acquired in a single transaction. A financial instrument that is legally a single contract may not be separated into parts for purposes of applying the fair value option. An investor in an equity security may elect the fair value option for its entire investment in that security, including fractional shares.

The Company has elected the fair value option on its equity investment in De Soi, Inc. (De Soi). Management determined to elect the fair value option on these investments in order to provide more useful information to the shareholders regarding the performance of its investment.

The Company has elected to fair value its investment in Full Glass, Inc. (Full Glass) as of and for the year ended December 31, 2024. Management determined to fair value these investments in order to provide more useful information to the shareholders regarding the performance of its investment. During the year ended December 31, 2023, this investment was valued at cost in accordance with ASC Subtopic 321-10-35-2, *Investments - Others - Cost Method Investments*.

For equity investments, wherein we determine not to elect the fair value option, we evaluate the method of accounting for the equity based on the amount of control it exercises over the operations of the investee, exposure to losses in excess of its investment, the ability to significantly influence the investee, and whether the Company is the primary beneficiary of the investee. Under the voting interest model, the Company applies the equity method when the Company owns or controls from 20% to 50% of the voting shares, or below 20% of the voting shares when significant influence can be exercised over the operating and financial policies of the investee company. Under the VIE Model, the investments are accounted for under the equity method if the Company has determined it does not have a controlling financial interest and therefore is not the VIE's primary beneficiary. As of December 31, 2024 and 2023, the Company had no investments required to be consolidated under the VIE model and no investments held by the Company were classified as equity-method investments.

Fair value measurements – Certain assets and liabilities of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The investments at fair value are measured using Level 3 inputs. Measurement of fair value using Level 3 inputs necessitates the use of estimates and assumptions that are inherently subjective, and the values determined by management as a result of using such inputs may differ from the values that would have been used had observable quotations in an active market existed, the differences could be material.

Except for investments at fair value, the carrying amounts of the Company's assets and liabilities, which are defined as financial instruments pursuant to U.S. GAAP, approximate fair value due to their short-term nature.

The following table presents changes in Level 3 assets measured at fair value for the years ended December 31, 2024 and 2023:

Balance, December 31, 2022	$	5,177,159
Change in fair value		401,320
Balance, December 31, 2023		5,578,479
Sale of De Soi common stock		(500,000)
Loss on sale of De Soi common stock		(363,982)
Change in classification of Full Glass investment to fair value		1,500,000
Change in fair value		615,008
Balance, December 31, 2024	$	6,829,505

Valuation techniques and inputs – Investments in private operating companies primarily consist of private common stock (equity) investments and debt of privately owned portfolio companies. ASC 820 allows for either the cost, market, or income approach to be used as a basis for measuring fair value. The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Company's management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date.

The market approach includes valuation techniques that use observable market data (e.g., current trading and/or acquisition multiples) of comparable companies and applying the data to key financial metrics of the investment. The comparability (as measured by size, growth profile, and geographic concentration, among other factors) of the identified set of comparable companies to the investment is considered in applying the market approach. The Company generally uses the market approach to value investments in private operating companies if comparable companies with observable market data exist or if there is an observable transaction with a third-party in the underlying investment which supports a valuation.

The income approach measures the present value of anticipated future economic benefits (i.e., net cash flow). The net cash flow is forecasted over the expected remaining economic life and discounted to present value using an appropriate risk-adjusted discount rate.

In certain instances, the Company may use multiple valuation techniques for a particular investment and estimate its fair value based on a weighted-average or a selected outcome within a range of multiple valuation results. These investments in private operating companies are categorized in Level 3 of the fair value hierarchy.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs when determining fair value. The valuation techniques used by the Company to determine fair value are consistent with the market or income approaches.

When applying valuation techniques used in the determination of fair value, the Company assumes a reasonable period of time for estimating cash flows and takes into consideration the financial condition and operating results of the portfolio company, the nature of the investment, restrictions on marketability, market conditions, foreign currency exposures, and other factors. When determining the fair value of investments, the Company exercises significant judgment and uses the information available as of the measurement date. Due to the inherent uncertainty of valuations, the fair values reflected in the consolidated financial statements as of the measurement date may differ materially from values that would have been used had a principal or most advantageous market existed for such investments and/or the values that may ultimately be realized. Investments in private operating companies are generally included in Level 3 of the fair value hierarchy.

Management may change the valuation approach if it determines that a different approach provides a better estimate of the exit price for the investment. Reasons for change in valuation approach include, but are not limited to, the increase in or reduction of market data for comparable companies, changes in the investment's operational strategy, or changes in performance of the investment relative to previously comparable companies. No changes in the valuation techniques of investments at fair value occurred during the year ended December 31, 2024, except for the change in valuation approach for Full Glass. No changes in the valuation techniques of investments at fair value occurred during the year ended December 31, 2023.

At-cost investments – In accordance with ASC Subtopic 321-10-35-2, *Investments - Others - Cost Method Investments*, investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company records an impairment with the offset recorded in the consolidated statements of operations.

Foreign currency translation – The functional currency of the Company's foreign subsidiaries is generally the respective local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate for the period. The resulting translation adjustments are recognized as a component of accumulated other comprehensive loss. Gains or losses resulting from foreign currency denominated transactions are included in accumulated other comprehensive loss.

Business combinations – The Company accounts for business combinations under ASC 805, *Business Combinations*, which requires that the assets acquired, and the liabilities assumed be recorded at the date of acquisition at their respective fair value and that direct costs of acquisitions be expensed as they are incurred. The excess purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Cash and cash equivalents – The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts receivable, net – Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. The Company evaluates the creditworthiness of its customers prior to extending credit and monitors the aging and collectability of the accounts on a continuous basis. Accounts receivable are generally written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. Generally, no interest is charged on past due accounts. A reserve for expected credit losses is estimated based on historical collection trends, type of customer, the age of outstanding receivables, and existing economic conditions. While management uses the best information available to make the evaluation, future allowance adjustments may be necessary if there are significant changes in the financial viability of customers or economic conditions. As of December 31, 2024 and 2023, the Company had a reserve for expected credit losses of $204,957 and $343,573, respectively. The beginning balance of accounts receivable at January 1, 2023, was $423,285, net of a reserve for expected credit losses of $297,072.

Inventory – Inventories are stated at the lower of cost or net realizable value using the first-in, first-out (FIFO) method and consist of components, finished goods, and products in transit from the Company's suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and equipment, net – Property and equipment, net includes long-term fixed assets such as machinery, equipment, furniture, and fixtures reported, net of depreciation. Property and equipment are recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. During 2024 and 2023, the Company's property and equipment were depreciated over five years, leasehold improvements over one to five years, and web development over two years. Additions and improvements are capitalized, while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of property and equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary on December 31, 2024 or 2023.

Leases – The Company accounts for leases under the provisions of FASB ASC 842, *Leases*, and recognizes the following for all leases (with the exception of short-term leases):

- A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis.

- A right-of-use (ROU) asset, which represents the lessee's right to use or control the use of a specified asset for the lease term.

Under ASC 842, the Company determines whether the arrangement is or contains a lease at inception. Operating and finance leases will be recognized on the consolidated balance sheet as ROU assets and lease liabilities. Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected remaining lease term. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company will utilize the risk-free rate, a rate for a U.S. Treasury security for a similar term, as permitted by ASC 842.

The Company leases property under agreements classified as operating leases. Such leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. Certain of the Company's leases include renewal options and escalation clauses; renewal options have not been included in the calculation of the lease liabilities and ROU assets unless the Company is reasonably certain to be exercising the options. The Company has elected the short-term lease recognition exemption for certain leases, which are less than 12 months in duration. This means, for those leases that qualify, ROU assets or lease liabilities will not be recognized. See Note 14 for details.

Intangible assets, net – Intangible assets consist of capitalized website development costs, tradenames and transferred intellectual property, customer base, and non-competes. Intangible assets have been determined to have definite lives and are amortized on a straight-line bases over their estimated economic lives which range from 5 to 15 years.

Goodwill – Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. Goodwill is not amortized but is evaluated for impairment annually or more frequently if indicators of impairment are present or changes in circumstances suggest that impairment may exist.

The Company performs a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform an assessment to determine the amount of goodwill impairment. If the results of the qualitative assessment indicate that it is more likely than not that the fair value of any of the Company's reporting units is less than their carrying amount, then the assessment of the amount of impairment is performed. See Note 6 for further discussion on goodwill impairment during the years ended December 31, 2024 and 2023.

Impairment of long-lived assets – The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the year ended December 31, 2024 or 2023.

Income taxes – The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Convertible instruments – U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

Future equity obligations – The Company has issued Simple Agreements for Future Equity (SAFEs) in exchange for cash financing. These funds were classified as long-term liabilities prior to their conversion into shares. The Company has accounted for its SAFE investments as derivatives liabilities under the ASC 815-40 and ASC 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. During the year ended December 31, 2023, SAFE notes were converted to stock (see Note 8) and there were no remaining SAFEs outstanding as of December 31, 2024 and 2023.

Stock-based compensation – The Company accounts for stock-based compensation costs under the provisions of ASC 718, *Compensation—Stock Compensation*, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, advisors, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or canceled during the periods reported. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services.

The Company classifies stock-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option and warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as they occur. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Revenue recognition – The Company recognizes revenue under FASB ASC 606, *Revenue from Contracts with Customers*. The Company derives its revenue primarily through the sale of alcohol and non-alcoholic spirits, wine, seltzers, and personal care products in both wholesale and direct to consumer channels. Spirits, wine, and seltzer end customers consist primarily of retailers, bars, and restaurants, while personal care products are sold to wholesalers, retailers, and direct-to-consumer via e-commerce. The Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer,

- Identification of the performance obligations in the contract,

- Determination of the transaction price,

- Allocation of the transaction price to the performance obligations in the contract, and

- Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company's revenue generating activities have a single performance obligation and are recognized when the ordered goods are shipped to the end customer, which is when control transfers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of its product. The Company's sales terms do not typically allow for a right of return on sales to wholesale and distributor customers except for matters related to any manufacturing defects. Amounts billed to customers for shipping and handling are included in net revenues.

As the Company's standard payment terms are less than one year, the Company has elected, as a practical expedient, to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on its relative standalone selling price. The product price as specified on the purchase order is considered the standalone selling price as it is an observable source that depicts the price as if sold to a similar customer in similar circumstances. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing component as payments are received at or shortly after the point of sale.

Costs incurred to obtain a contract are expensed as incurred when the amortization period is less than a year. The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects the benefit of those costs to be longer than one year. The Company has concluded that none of the costs it has incurred to obtain and fulfill its sales contracts meet the capitalization criteria, and as such, there are no costs deferred and recognized as assets on the balance sheet at December 31, 2024 and 2023.

Net revenues reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates. This variable consideration is recognized as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. For example, customer promotional discount programs are entered into with certain distributors for certain periods of time. The amount ultimately reimbursed to distributors is determined based upon agreed-upon promotional discounts which are applied to distributors' sales to retailers. Other common forms of variable consideration include volume rebates for meeting established sales targets, including discounts offered to the end customer. The determination of the reduction of the transaction price for variable consideration requires certain estimates and assumptions that affect the timing and amounts of revenue and liabilities recognized. Management estimates this variable consideration by taking into account factors such as the nature of the promotional activity, historical information, and current trends, availability of actual results, and expectations of customer and consumer behavior. All such estimates were not material for the years ended December 31, 2024 and 2023.

Further, the Company offers discounts on e-commerce transitions such as first order discounts, free shipping on sales over certain thresholds, subscription discounts, and bundled set discounts. All e-commerce discounts are included as part of net revenues on the statements of operations.

Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. Excise taxes were not material to the consolidated financial statements for the years ended December 31, 2024 and 2023.

Cost of net revenues – Cost of net revenues consists of the costs of inventory sold, which includes inbound freight, and production and fulfillment-related payroll. Outbound freight, third-party logistics costs, customs and duties, packaging materials, payment processing fees, and other fulfillment costs are also included in cost of net revenues. Shipping and handling costs amounted to $607,256 and $2,929,200 for the years ended December 31, 2024 and 2023, respectively.

Amass Brands, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Sales and marketing expenses – Sales and marketing expenses include all expenditures incurred to market or sell products. These costs include expenditures by the sales team while in the field, marketing and advertising costs, distributor costs, and payroll costs for the sales, marketing, and digital departments.

Advertising costs – Advertising costs are expensed in the period incurred and are included as sales and marketing expenses in the consolidated statements of operations. Advertising costs amounted to $45,322 and $197,157 for the years ended December 31, 2024 and 2023, respectively.

General and administrative expenses – General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology. These costs are expensed as incurred.

Research and development expenses – Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Subsequent events – Subsequent events are events or transactions that occur after the consolidated balance sheet date but before the consolidated financial statements are issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the consolidated balance sheet date, including the estimates inherent in the process of preparing the consolidated financial statements. The Company's consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the consolidated balance sheet date but arose after the consolidated balance sheet date and before the consolidated financial statements are issued.

The Company has evaluated subsequent events through April 17, 2025, which is the date the consolidated financial statements were available to be issued.

Note 4 – Acquisitions and Disposition

222 Spirits acquisition – On September 19, 2024, the Company entered into an Asset Purchase Agreement to acquire 50.0001% of the equity stake in 222 Spirits Holdings, LLC. The Company issued 2,220,150 shares of Series B-3 Preferred Stock as total consideration for the transaction.

The acquisition transaction resulted in a change in control, and Amass was determined to be the legal and accounting acquirer. Accordingly, Amass has applied the acquisition method of accounting and elected to apply pushdown accounting to establish a new basis of accounting. The assets acquired and liabilities assumed are accordingly measured at their estimated fair values.

The estimated fair values of the assets and liabilities at the date of the acquisition were determined by applying established valuation techniques, based on information that management believed to be relevant to this determination. Working capital was recorded at the net book value as of the date of the transaction, as the net book value approximates fair value.

The identifiable intangible assets consist primarily of tradenames. Goodwill represents the excess of the consideration over the fair value of the tangible and intangible net assets acquired. Goodwill is primarily attributable to synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition.

The purchase price was valued as follows:

Equity	$	5,000,000
Fair value of noncontrolling interest		4,999,980
Total	$	9,999,980

The new basis of assets acquired and liabilities assumed as of the date of the transaction is as follows:

Accounts receivable	$	436,946
Inventory		1,779,391
Prepaids and other current assets		203,442
Tradename		620,774
Accounts payable and accrued expenses		(588,081)
Loans payable		(14,570)
Net assets acquired		2,437,901
Goodwill		7,562,079
Total	$	9,999,980

Winc acquisition and partial disposition – In December 2022, the Company entered into a debtor-in-possession credit facility (DIP) to fund Winc during the Company's section 363 asset acquisition. Under the DIP, the Company paid $2,000,000 in December 2022 and an additional $1,500,000 in January 2023. Total interest and credits earned on the DIP was $133,832 and was considered part of the purchase consideration on January 23, 2023, along with the principal, as part of the Company acquisition of Winc.

In January 2023, the Company finalized the Asset Purchase Agreement to acquire substantially all of the assets and liabilities from Winc out of bankruptcy through a Section 363 sale. The Company considers the net assets acquired through the Winc transaction to be two business units: wholesale and Winc.com DTC. The Company paid $11,000,000 in total consideration, of which $3,500,000 was paid through the DIP principal, $133,832 through DIP-related fees and credits, $6,014,107 in cash, and $1,352,061 in assumed net liabilities.

The Company has made an allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Total fair value of the purchase price consideration as of January 2023 was determined as follows:

Cash	$	6,014,107
Debtor-in-possession credit facility		3,633,832
Assumed net liabilities		1,352,061
Total	$	11,000,000

The Company has made an allocation of the purchase price to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Accounts receivable	$	3,240,300
Inventory		17,692,531
Prepaids and other current assets		2,890,406
Property and equipment		167,719
Right-of-use lease asset		477,328
Intangible assets		3,869,660
Deposits		13,640
Accounts payable and accrued expenses		(3,422,058)
Lease liabilities		(515,357)
Deferred revenue		(13,678,882)
Net assets acquired		10,735,287
Goodwill		264,713
Total	$	11,000,000

Goodwill is primarily attributable to synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is not deductible for tax purposes. The goodwill was removed as part of the Winc.com DTC disposition described below.

In June 2023, the Company sold the Winc.com DTC business unit for total consideration of $11,000,000 in the form of a $5,250,000 Secured Senior Promissory Note ($5,500,000 net of $250,000 cash received immediately), a $4,000,000 Secured Subordinated Promissory Note, 39,500 Common Units of equity in the buyer, and warrants to purchase 40,000 Common Units of equity in the buyer (the Winc.com Sale). The warrants have an exercise price of $0.01 and have a five-year maturity. The notes were initially to mature on December 31, 2023, but were amended to extend the maturity through April 30, 2025. In February 2024, the Company amended its Secured Promissory Notes receivables. The Company reduced the principal by $1,600,000, forgave all default interest, and reduced the monthly minimum payment to $150,000 in exchange for a lump payment of $3,650,000. The balance due on the Secured Promissory Notes receivable was $421,653 and $5,535,949 as of December 31, 2024 and 2023, respectively.

In relation to the disposition, the Company was relieved of net liabilities of $6,482,322. Based on the consideration received and net liabilities relieved, the Company recognized a gain on sale of $17,217,609 ($17,482,322, net of goodwill impairment of $264,713), as shown in the consolidated statement of operations for the year ended December 31, 2023.

The net revenues attributable to Winc.com DTC were $12,778,022 and cost of goods sold $8,063,522 in the consolidated statement of operations for the year ended December 31, 2023. Since the operating expenses and cash flows are not clearly distinguishable from other aspects of operations neither item is being reported.

The Company has made an allocation of the sale price in regard to the disposition and assets relieved liabilities assumed as of the sale date. The following table summarizes the purchase price allocation:

The sale price consideration as of June 2023 was determined as follows:

Promissory notes receivable	$	9,500,000
Investment in purchasing company		1,500,000
Total	$	11,000,000

The Company has made an allocation of the sale price to the assets sold and the liabilities relieved as of the sale date. The following table summarizes the sale price allocation:

Inventory	$	5,286,396
Intangible assets, net		440,550
Cash consideration to pay off debt		1,242,113
Accounts payable		(75,453)
Deferred revenue		(13,375,928)
Net liabilities relieved		(6,482,322)
Sale price		11,000,000
Gain on sale	$	17,482,322

Note 5 – Inventory, net

Inventory, net consisted of the following as of December 31, 2024 and 2023:

		2024		2023
Raw materials	$	2,802,258	$	1,715,154
Work in process		5,417,094		2,087,393
Finished goods		9,085,465		8,625,500
Inventory reserve		(1,986,114)		(1,211,721)
Total inventory, net	$	15,318,703	$	11,216,326

As of December 31, 2024 and 2023, the Company had $29,711 and $1,286,737, respectively, in deposits for inventory purchases and production runs, which are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Note 6 – Long-Lived Assets

Property and equipment, net – Property and equipment, net consists of the following:

	2024	2023
Plant and equipment	$ 126,345	$ 175,629
Office and storage equipment	38,495	38,502
Furniture and fixtures	183,322	183,332
Leasehold improvements	314,519	372,424
Property and equipment, gross	662,680	769,887
Less: accumulated depreciation and amortization	(494,501)	(463,163)
Property and equipment, net	$ 168,179	$ 306,724

Depreciation and amortization expenses of $121,776 and $163,500 were included in general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2024 and 2023, respectively.

Intangible assets, net – Intangible assets, net consist of the following:

	2024	2023
Website development	$ 130,538	$ 130,538
Tradename/transferred IP	788,005	167,231
Customer base	44,267	44,267
Non-competes	3,857	3,857
Brand names	3,264,000	3,264,000
Intangible assets, gross	4,230,667	3,609,893
Less: Accumulated amortization	(1,166,427)	(624,711)
Intangible assets, net	$ 3,064,240	$ 2,985,182
Goodwill	$ 8,843,994	$ 1,465,964

Amortization expense was $541,716 and $622,341 for years ended December 31, 2024 and 2023, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of operations.

Goodwill – The Company tests goodwill for impairment when a triggering event occurs that indicates that the fair value of an entity may be below its carrying amount.

During the year ended December 31, 2024, the Company identified triggering events indicating a potential impairment of goodwill. These indicators included a significant decline in the Company's stock price, a deterioration in macroeconomic conditions, and lower-than-expected financial performance in certain reporting units. As a result of these indicators, the Company performed an interim goodwill impairment test in accordance with ASC 350, *Intangibles—Goodwill and Other*. The Company utilized a combination of the income approach (discounted cash flow method) and market approach (comparable company analysis) to determine the fair value of the affected reporting units.

The impairment test concluded that the carrying value of goodwill related to the Gem&Bolt Asset Purchase and the associated reporting unit exceeded its fair value. Accordingly, the Company recognized a goodwill impairment loss of $184,049 during the year ended December 31, 2024, which is presented as a separate line item within operating expenses in the accompanying consolidated statement of operations and resulted in a reduction of the goodwill balance to $1,281,915 as of December 31, 2024. No triggering events occurred during the year ended December 31, 2023.

As part of the Company's acquisition of Winc in January 2023, the Company recorded $264,713 of goodwill. This goodwill was relieved as part of the Winc.com DTC Sale, as it was believed to be primarily associated with that business unit. There is no remaining goodwill as part of the Winc Acquisition as of December 31, 2023.

As part of the Company's acquisition of 222 Spirits in September 2024, the Company recorded $7,562,079 of goodwill. There were no triggering events during the period from acquisition to December 31, 2024.

Note 7 – Investments

De Soi – In August 2020, the Company entered into a joint venture to create De Soi, a celebrity-founded, non-alcoholic wine product company. De Soi first made its product available for sale in January 2022 through the release of three flavors available in both bottles and cans. The Company was granted 2,500,000 of 5,000,000 shares of common stock in De Soi for no consideration. In September 2022, the Company acquired 5,293 shares of Series A Preferred Stock for $15,000. In September 2022, the Company sold 77,628 shares of Common Stock for $16,302. The Company's investment in De Soi was no longer a joint venture in the year ended December 31, 2022, as De Soi had raised outside capital in the year and the Company owned less than 50% of De Soi. In December 2024, the Company sold 340,864 shares of Common Stock to a related party for $500,000 and recognized a loss on sale of $363,982 which is included in other expenses in the accompanying consolidated statements of operations. Subsequent to year end in January 2025, the Company sold another portion of its investment in De Soi for $500,000.

At the valuation dates of December 31, 2024 and 2023, management used the market approach to determine the fair value of the Company's investment in De Soi was $4,926,737 and $5,578,479, respectively, which includes common stock and Series Seed holdings. The market approach was based on valuations related to financing transactions with third-party investors and market multiples of comparable companies, adjusted for certain time and market factors. An unrealized gain on investment of $212,240 was recognized, which is included in the accompanying consolidated statements of operations.

Full Glass – As partial consideration for the sale of the Winc.com DTC business unit (Note 4), the Company received 39,500 Common Units and warrants convertible to 40,000 Common Units of the buyer with a total implied value of $1,500,000. The warrants have an exercise price of $0.01 and have a five-year maturity. During the year ended December 31, 2023, the Company elected to record the investment at cost and evaluate the investment for impairment whenever a triggering event occurs. As of December 31, 2023, no triggering events occurred, and the investment had a value of $1,500,000.

During the year ended December 31, 2024, the Company elected to fair value its equity stake in Full Glass in line with ASC 321 and ASC 820. At the valuation date of December 31, 2024, management used the market approach to determine the fair value of the Company's investment in Full Glass to be $1,902,768. The market approach was based on valuations related to financing transactions with third-party investors, adjusted for certain time and market factors. An unrealized gain on investment of $402,768 was recognized, which is included in the accompanying consolidated statements of operations.

Note 8 – Debt

Loans payable – In May 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was established to provide economic relief to small businesses facing COVID-19-related economic hardships. In June 2020, the Company applied and received COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program by the Small Business Administration (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2024 and 2023, the outstanding balance was $159,924 and $161,014 inclusive of accrued interest, respectively. Interest expense for this loan was $9,144 and $5,562 for the years ended December 31, 2024 and 2023, respectively.

In December 2022, the Company obtained three Mezzanine Secured Notes with shareholders in an aggregate principal amount of $1,200,000. The notes accrue interest at a monthly rate of 15% for the first month and a monthly rate of 2% for each subsequent month. In January 2023, the Company issued another Mezzanine Secured Note for $500,000. During 2023, the Company repaid $1,000,000 of principal balances on these notes. The loans initially matured in December 2023 but have been extended to July 2025. As of December 31, 2024 and 2023, the balance of Mezzanine Secured Notes was $992,564 and $1,181,860, inclusive of interest, respectively. One of the lenders of the Mezzanine Secured Notes became a related party in the year ended December 31, 2024.

In January 2023, the Company issued two Senior Secured Notes with shareholders in an aggregate principal amount of $5,000,000. The loans earned interest of $1,179,822 and matured in July 2023. In connection with these notes, the Company issued 645,315 warrants to purchase Series B Preferred Stock at an exercise price of $1.46 per share. The Company valued the warrants using the Black-Scholes option pricing model, using inputs described in Note 11, and determined that the relative fair value of the warrants was $441,273. The value of the warrants was recorded as a discount to the debt and accreted up through the maturity date. During the year ended December 31, 2023, the Company repaid one of the Senior Secured Notes through payment of $4,040,625. The Company amended the other note by extending the term through March 2024 and modifying the interest to 7.79% accruing monthly in arrears. The loans were fully paid in March 2024. As of December 31, 2023, the balance outstanding on the second Senior Secured Note was $1,539,196.

In February 2023, the Company issued a Mezzanine Secured Note with the principal value of $300,000. The note incurs interest for the first month at a monthly rate of 17% and after incurred interest at a monthly rate of 2%. The note was repaid in March 2024. Embedded in the note are warrants convertible to 68,194 shares of Common Stock at the exercise price of $1.46 per share with an exercise period of 3 years. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs described in Note 11, determined the relative fair value was negligible. As of December 31, 2023, the balance outstanding on the Mezzanine Secured Note was $47,994.

In April 2023, the Company issued a Senior Secured Note with the principal value of $300,000. The note incurred a 1% origination fee, interest for the first month at a monthly rate of 15%, and after incurred interest at a monthly rate of 2%. The note was repaid in March 2024. As of December 31, 2023, the balance outstanding on the Senior Secured Note was $390,000.

In May 2023, the Company issued a Senior Secured Note with the principal value of $175,000. The note incurred a 1% origination fee, interest for the first month at a monthly rate of 15%, and after incurred interest at a monthly rate of 2%. The note was fully repaid in March 2024. As of December 31, 2023, the balance outstanding on the Senior Secured Note was $226,202.

In September 2023, the Company entered into a Loan and Security Agreement to open a credit facility with the maximum aggregate principal amount of $8,000,000 (the ABL). Interest is accrued at the greater of (i) 12% and (ii) Prime Rate (7.5% and 8.5% as of December 31, 2024 and 2023, respectively) plus 3.75% per annum. The Company also incurred one-time fees related to the origination of the loan totaling $105,000 and incurs $1,000 per month in collateral monitoring fees. The ABL matures in September 2025 with an automatic renewal for one year if not terminated before 60 days before the termination date. The outstanding balance on the ABL was $3,601,405 and $4,920,975 as of December 31, 2024 and 2023, respectively.

In April 2024, the Company issued a Secured Promissory Note with the principal balance of $2,500,000. The note accrues interest at $72,917 per month and matures in April 2025. The outstanding balance was $2,356,250 as of December 31, 2024, all of which was principal. The Company incurred and paid $656,250 of interest on the note as of December 31, 2024.

Promissory notes payable – As of December 31, 2024 and 2023, the Company had promissory notes with the total outstanding principal balance of $1,650,000 and $1,900,000, respectively. From January through April 2023, all promissory notes' interest rates were amended from 9% to 12% per annum in exchange for subordination to other debt instruments. In August 2024, one of the holders of the promissory notes received 104,226 shares of Series B-2 Preferred Stock as consideration for the outstanding principal balance of $250,000 and accrued interest of $43,397.

The promissory notes mature between August 2026 and September 2027. Interest accrued on the notes is paid quarterly in arrears. The notes incurred $218,351 and $223,168 of interest expense for the years ended December 31, 2024 and 2023, respectively, of which $157,820 and $108,134 was payable at December 31, 2024 and 2023, respectively.

The promissory notes contain warrants to purchase 50,003 shares of common stock at the exercise price of $3.7994 or through a cashless exercise. The exercise period on the warrants is five years from the issuance date. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life, was determined to be negligible.

SAFE notes – From July through December 2022, the Company issued SAFE Notes for $1,650,000. The SAFE Notes convert at a valuation cap of $35,000,000. During 2023, upon the Series B financing, the SAFEs converted into 1,126,740 shares of Series B Preferred Stock. No gain or loss was recognized as the value of the as converted Preferred Stock equaled the value of the SAFEs converted.

The aggregate maturities of the Company's debt subsequent to December 31, 2024, are as follows:

2025	$	6,877,303
2026		1,550,000
2027		100,000
Thereafter		164,570
Total	$	8,691,873

Note 9 – Convertible Notes

In December 2022, the Company issued a convertible note with the principal balance of $1,000,000. The note bore 14% interest if the Company did not close its acquisition of Winc; however, if the transaction closed no interest would be incurred. The note was convertible into Series B Preferred Stock and matured at the earlier of the DIP Lender's receipt of repayment or June 30, 2023. In June 2023, the note converted to 682,873 shares of Series B-1 Preferred Stock. Upon conversion of the convertible note, the lender received warrants for 682,873 shares of Common Stock at the exercise price of $1.46 per share. The fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life; the value, $6,829, was considered interest expense due to the discount and immediate accretion to the note.

As the Winc acquisition closed, no interest accrued on the convertible note.

Note 10 – Stockholders' Equity

Common stock – As of December 31, 2024, the Company was authorized to issue a total of 38,000,000 shares of Common Stock with $0.00001 par value.

Each holder of stock (both common and preferred) is entitled to one vote for each share of stock held. No distributions have been made for the years ended December 31, 2024 and 2023.

The holders of Series B Preferred Stock are initially entitled to repayment amount at the greater of (i) the Original Issue Price of the Series B Preferred Stock, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up, or Deemed Liquidation Event.

After holders of Series B Preferred Stock are repaid, the holders of shares of all other series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, on a pari passu basis among each other and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up, or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall on a pari passu basis share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

The Company authorized and had outstanding the following shares as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
	Authorized	Outstanding	Authorized	Outstanding
Common Stock	38,000,000	8,697,983	38,000,000	7,367,632
Series Seed-1 Preferred Stock	2,412,297	2,412,297	2,412,297	2,412,297
Series Seed-2 Preferred Stock	4,323,248	4,323,248	4,323,248	4,323,248
Series Seed-3 Preferred Stock	1,579,994	1,579,994	1,579,994	1,579,994
Series Seed-4 Preferred Stock	2,346,635	2,346,635	2,346,635	2,346,635
Series Seed-5 Preferred Stock	504,316	504,316	504,316	504,316
Series Seed Preferred Stock	1,362,530	1,362,530	1,362,530	1,362,530
Series A Preferred Stock	873,734	873,734	873,734	873,734
Series B-1 Preferred Stock	18,198,578	5,237,632	18,198,578	5,237,632
Series B-2 Preferred Stock	4,262,724	104,226	-	-
Series B-3 Preferred Stock	5,328,406	2,962,327	-	-

Stock transactions 2024 – During 2024, the Company issued 742,177 shares of Series B-3 Preferred Stock for cash proceeds of $1,671,456.

The Company issued 2,220,150 shares of Series B-3 Preferred Stock for the acquisition of 222 Spirits (Note 4).

The Company issued 104,226 shares of Series B-2 Preferred Stock as consideration for the repayment of a promissory note (Note 8).

The Company issued 8,750 and 1,321,601 shares of Common Stock for the exercise of stock options and warrants, for proceeds of $525 and $79,296, respectively.

Stock transactions 2023 – During 2023, the Company issued 3,428,019 shares of Series B-1 Preferred Stock for cash proceeds of $4,019,991 and the $1,000,000 in Series B-1 Preferred Stock deposit received in 2022. In connection with the offering, the Company incurred offering costs of $119,557.

Concurrent with the Series B-1 Preferred Stock financing, the Company issued 1,126,740 shares of Series B-1 Preferred Stock for conversion of SAFEs totaling $1,649,998 and 682,873 shares for convertible debt totaling $1,000,000 (Note 9).

During 2023, the Company issued 115,000 shares of common stock for the exercise of stock options and received cash proceeds of $10,500.

Note 11 – Stock-Based Compensation

Incentive stock options and non-qualified stock options – In September 2016, the Company adopted the 2016 Stock Plan (2016 Plan), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. As of December 31, 2024, the 2016 Stock Plan, as amended, authorized 5,178,390 shares. The option exercise prices are generally not less than the underlying stock's fair market value at the date of the grant and typically have a term of ten years. The amount granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan's inception. Stock options granted under the 2016 Plan typically vest over a four-year period with a one-year cliff, but also include grants that vest over shorter periods of time. As of December 31, 2024, the 2016 Plan had 1,449,155 shares, available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price
Outstanding as of December 31, 2022	1,473,236	$ 0.12
Granted	2,963,000	0.06
Exercised	(115,000)	0.09
Forfeited	(390,000)	0.16
Outstanding as of December 31, 2023	3,931,236	0.06
Exercised	(8,750)	0.06
Forfeited	(665,917)	0.06
Outstanding as of December 31, 2024	3,256,569	0.06
Exercisable as of December 31, 2024	1,623,190	0.07
Exercisable and expected to vest as of December 31, 2024	3,256,569	0.06

The following table presents the range assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	2024	2023
Risk free interest rate	N/A	4.2%-4.9%
Expected dividend yield	N/A	0.0%
Expected volatility	N/A	75.0%
Expected life (years)	N/A	6.08

The total fair value of the options granted during the years ended December 31, 2024 and 2023, was $0 and $118,520, respectively. Stock-based compensation expense for stock options of $39,668 and $59,799 was recognized for the years ended December 31, 2024 and 2023, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of operations. Total unrecognized compensation cost related to non-vested stock option awards amounted to $67,110 and $122,323 for the years ended December 31, 2024 and 2023, respectively. The remaining expense is expected to be recognized over a weighted-average period of approximately 24 months.

During 2023, the Company modified all outstanding stock options to lower the strike price to the assessed fair market value of underlying common stock at the time of modification. The Company analyzed the value of the existing options and modified options immediately before and after modification using similar inputs to those above, adjusting for expected life and determined that the incremental value to the holder of the options was negligible.

Preferred Stock and Common Stock warrants – In the years ended December 31, 2024 and 2023, the Company entered into arrangements with its vendors and investors in which it provided Preferred Stock and Common Stock warrants (the warrants) in lieu of cash for goods and services provided or embedded in the Company promissory notes (see Note 8). The warrants generally have a term of five to ten years and are typically either fully vested at issuance or vest over four years with a one-year cliff.

Outstanding and exercisable Preferred Stock warrants amount to 1,328,185, with weighted-average exercise price at $1.46 per share at December 31, 2024 and 2023. Weighted average grant date fair value of the Preferred Stock warrants was $0.75 at December 31, 2023. There were no Preferred Stock warrants granted during the year ended December 31, 2024. Weighted-average years to expiration on outstanding Preferred Stock warrants was 1.10 and 2.11 years at December 31, 2024 and 2023.

In 2023, the Company granted the following Preferred Stock warrants: 645,315 were granted with loans payable (Note 8), 614,583 were granted to Series B investors, the value of which is both an addition and reduction to additional paid-in capital for no effect, and 68,287 warrants for compensation. The exercise price of all these warrants was $1.46 per share and had contractual maturity dates of three years.

A summary of information related to Common Stock warrants is as follows:

	Common Stock Warrants		Weighted Average Exercise Price
Outstanding as of December 31, 2022	1,007,700	$	0.35
Granted	2,258,502		0.57
Outstanding as of December 31, 2023	3,266,202	$	0.50
Granted	205,828		0.06
Exercised	(1,321,601)		0.06
Outstanding as of December 31, 2024	2,150,429	$	0.73
Exercisable as of December 31, 2024	2,150,429	$	0.73

	2024		2023	
Weighted average fair value of options granted during the year	$	0.05	$	0.03
Weighted average duration (years) to expiration of outstanding		4.66		5.38

In 2023, the Company granted the following Common Stock warrants: 1,439,582 for compensation and 818,920 for additional interest in relation to modification of notes. These warrants had exercise prices ranging from $0.06 to $1.46 with contractual maturity dates of 2.4-10 years.

In 2024, the Company granted warrants convertible to 205,828 of common stock for advisory services. The exercise price of these warrants was $0.06 with contractual maturity date of 5 years.

Warrant compensation totaled $10,291 and $108,908 for December 31, 2024 and 2023, respectively, and is included in general and administrative expenses in the accompanying statements of operations. There were no unrecognized compensation costs related to non-vested warrants as of December 31, 2024 and 2023, as all warrants were fully vested upon grant.

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

Preferred Stock warrants	2024	2023
Risk free interest rate	N/A	3.7%-4.3%
Expected dividend yield	N/A	0.0%
Expected volatility	N/A	75.0%
Expected life (years)	N/A	3

Common Stock warrants	2024	2023
Risk free interest rate	4.5%	3.5%–5.1%
Expected dividend yield	0.0%	0.0%
Expected volatility	65.0%	75.0%
Expected life (years)	5	2.4–10

Note 12 – Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for consolidated financial statement and income tax purposes. The differences relate primarily to tax to book differences, stock-based compensation expense, and net operating loss carryforwards. As of December 31, 2024 and 2023, the following table presents the deferred tax assets and liabilities by source:

	2024	2023
Deferred tax assets		
Net operating loss carryforwards	$ 8,870,937	$ 7,176,455
Cash accrual differences	1,177,078	858,757
Total deferred tax assets	10,048,015	8,035,212
Valuation allowance	(10,048,015)	(8,035,212)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2024 and 2023, cumulative losses through December 31, 2024, and no history of generating taxable income. Therefore, valuation allowances of $10,048,015 and $8,035,212 were recorded as of December 31, 2024 and 2023, respectively. Valuation allowances increased by $2,012,803 and $2,922,388 during the years ended December 31, 2024 and 2023, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2024 and 2023 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $33,047,534 and $27,267,845, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2024 tax years remain open to examination.

Note 13 – Related-Party Transactions

Due from related parties – The Company's co-founder has received various advances from the Company. In January 2022, the Company entered into a loan agreement with the founder in which the balance outstanding is incurring interest at a rate of 1.6% per annum. As of December 31, 2024 and 2023, net amount due from the co-founder was $1,268,341 and $942,291, respectively. Interest earned in the years ended December 31, 2024 and 2023, on the advances was $18,095 and $10,665, respectively. These advances are payable on demand.

Loan payable – related party – As discussed in Note 8, the holders of one of the Mezzanine Secured Notes became a related party. The balance of Mezzanine Secured Notes due to that related party was $325,866 as of December 31, 2024.

Related entity activity – During part of 2023, the Company shared certain activities with De Soi, including certain employees and office space. Transactions during the years ended December 31, 2024 and 2023 were immaterial and there were no balances due from De Soi at December 31, 2024 and 2023.

Note 14 – Commitments and Contingencies

Lease commitments – The Company's headquarters in Los Angeles, CA was leased on a month-to-month basis for the years ended December 31, 2024 and 2023. As such, there were no lease obligations as of December 31, 2024.

As part of the Winc acquisition in January 2023, the Company acquired contracts for two warehouses: one in Santa Maria, CA and the other in Bethel Township, PA. The Santa Maria lease expired in December 2023 and was renewed in January 2024 for a term of one year. The Bethel Township was set to expire in December 2027 but was terminated in July 2024.

For the years ended December 31, 2024 and 2023, the Company incurred office rent expense of $202,718 and $196,548, respectively, and warehouse rent expense of $940,354 and $891,298, respectively. Office and warehouse rent expense are components of general and administrative expenses in the accompanying consolidated statements of operations. No obligations exist on the Company's operating leases as of December 31, 2024.

Contingencies – The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition, or results of operations.

Note 15 – Subsequent Events

Debt – In February 2025, the Company issued a promissory note with the principal value of $1,000,000. The note incurs interest at a rate of 6% per annum and has a maturity date in February 2026.

De Soi – In January 2025, the Company transferred 237,270 shares of common stock of De Soi for $500,000. In February 2025, the Company transferred 505,051 shares of common stock of De Soi for a $1,000,000 reduction in principle on its senior loan.

Good Twin – In February 2025, the Company issued a $500,000 SAFE note in Good Twin, Inc. at a $5,000,000 post-money valuation cap.

Leases – The Company entered into a lease renewal with the Santa Maria warehouse. The lease term is January 1, 2025 to December 31, 2025 with monthly rent of $41,420.

Stock-based compensation – In January 2025, the Company issued warrants to purchase up to 642,686 shares of common stock at $0.08 per share. In February 2025, the warrants were exercised for the aggregate purchase price of $51,415. Any option exercises were immaterial to the audited financial statements.

Supplementary Information

Amass Brands, Inc. and Subsidiaries
Consolidating Balance Sheets
December 31, 2024

	Amass	Maison Thomas	222 Spirits	DTC Sub	PCAC	Arts & Plants	Resonant	Elimination	Total
ASSETS									
CURRENT ASSETS									
Cash and cash equivalents	$ 131,967	$ 168,144	$ 388,715	$ -	$ -	$ 5,120	$ -	$ -	$ 693,946
Accounts receivable, net	133,850	2,979,293	189,451	-	-	38,763	-	-	3,341,357
Due from related parties	1,268,341	-	-	-	-	-	-	-	1,268,341
Promissory notes receivable	421,653	-	-	-	-	-	-	-	421,653
Inventory, net	1,694,987	11,188,389	2,350,625	-	-	84,702	-	-	15,318,703
Prepaid expenses and other current assets	169,421	205,999	128,505	(35)	-	54,289	-	-	558,178
Total current assets	3,820,219	14,541,825	3,057,296	(35)	-	182,874	-	-	21,602,178
PROPERTY AND EQUIPMENT, net	155,858	11,610	-	-	-	711	-	-	168,179
INTANGIBLE ASSETS, net	130,379	-	605,256	-	2,328,606	-	-	-	3,064,240
GOODWILL	1,281,915	-	7,562,079	-	-	-	-	-	8,843,994
INVESTMENTS AT FAIR VALUE	11,329,504	500,001	-	-	-	-	-	(5,000,000)	6,829,505
INVESTMENTS IN SUBSIDIARY	11,000,000	-	-	-	18,803,986	-	-	(29,803,986)	-
PROMISSORY NOTES RECEIVABLE, net of current portion	-	-	-	-	-	-	-	-	-
DEPOSITS	13,640	-	-	-	-	-	-	-	13,640
Total assets	$ 27,731,514	$ 15,053,436	$ 11,224,631	$ (35)	$ 21,132,592	$ 183,585	$ -	$ (34,803,986)	$ 40,521,736
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)									
CURRENT LIABILITIES									
Accounts payable	$ 5,774,542	$ 1,865,686	$ 704,669	$ -	$ -	$ 67,897	$ -	$ -	$ 8,412,794
Accrued expenses	2,982,499	743,443	507,691	-	-	1,432	-	-	4,235,065
Lease liabilities, current	11,977,951	(889,661)	23,399	590,932	(9,645,353)	397,338	(2,356,250)	(98,356)	-
Loans payable, current	919,648	3,601,405	-	-	-	-	2,356,250	-	6,877,303
Interest payable	167,744	-	-	-	-	-	-	-	167,744
Total current liabilities	21,822,384	5,320,873	1,235,759	590,932	(9,645,353)	466,667	-	(98,356)	19,692,906
Loans payable, net of current portion	150,000	-	14,570	-	-	-	-	-	164,570
Lease liabilities, net of current portion	-	-	-	-	-	39,684	-	(39,684)	-
Promissory notes payable	1,650,000	-	-	-	-	-	-	-	1,650,000
Total liabilities	23,622,384	5,320,873	1,250,329	590,932	(9,645,353)	506,351	-	(138,040)	21,507,476
COMMITMENTS AND CONTINGENCIES (NOTE 14)									
Stockholders' equity (deficit)									
Series B Preferred Stock, $0.00001 par, 27,789,708 shares authorized, 8,304,185 shares issued and outstanding, and liquidation value of $14,634,844	82	-	-	-	-	-	-	-	82
Series A Preferred Stock, $0.00001 par, 873,734 shares authorized, 873,734 shares issued and outstanding, and liquidation value of $3,633,038	9	-	-	-	-	-	-	-	9
Series Seed Preferred Stock, $0.00001 par, 12,529,020 shares authorized, 12,529,020 shares issued and outstanding, and liquidation value of $18,425,259	125	-	-	-	-	-	-	-	125
Common stock, 0.00001 par, 38,000,000 shares authorized, 8,697,983 shares issued and outstanding	87	-	-	-	-	-	-	-	87
Additional paid-in capital	35,513,062	18,803,985	9,999,980	-	11,000,000	146	-	(39,804,110)	35,513,062
Accumulated other comprehensive income	96,057	-	-	-	-	(38,598)	-	-	57,459
Accumulated deficit	(31,500,292)	(9,071,422)	(25,678)	(590,967)	19,777,945	(284,314)	-	151,022	(21,543,706)
Total consolidated and by entity stockholders' equity (deficit)	4,109,130	9,732,563	9,974,302	(590,967)	30,777,945	(322,766)	-	(39,653,088)	14,027,118
NONCONTROLLING INTEREST	-	-	-	-	-	-	-	4,987,142	4,987,142
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 27,731,514	$ 15,053,436	$ 11,224,631	$ (35)	$ 21,132,592	$ 183,585	$ -	$ (34,803,986)	$ 40,521,736

Amass Brands, Inc. and Subsidiaries
Consolidating Balance Sheets
December 31, 2023

	Amass	Maison Thomas	DTC Sub	PCAC	Arts & Plants	Elimination	Total
ASSETS							
CURRENT ASSETS							
Cash and cash equivalents	$ 177,328	$ 760,461	$ -	$ -	$ 2,186	$ -	$ 939,975
Accounts receivable, net	216,639	3,585,012	-	-	(19,375)	-	3,782,276
Due from related parties	942,291	-	-	-	-	-	942,291
Promissory notes receivable	4,934,235	-	-	-	-	-	4,934,235
Inventory, net	2,009,698	6,577,734	2,558,526	-	70,368	-	11,216,326
Prepaid expenses and other current assets	74,266	459,668	1,110,751	-	47,638	-	1,692,323
Total current assets	8,354,457	11,382,875	3,669,277	-	100,817	-	23,507,426
PROPERTY AND EQUIPMENT, net	214,464	91,490	-	-	770	-	306,724
RIGHT-OF-USE LEASE ASSETS	-	1,356,646	-	-	-	-	1,356,646
INTANGIBLE ASSETS, net	146,361	27,702	-	2,811,119	-	-	2,985,182
GOODWILL	1,465,964	-	-	-	-	-	1,465,964
INVESTMENTS AT FAIR VALUE	5,578,479	-	-	-	-	-	5,578,479
INVESTMENTS AT COST	1,500,000	-	-	-	-	-	1,500,000
INVESTMENTS IN SUBSIDIARY	10,725,440	-	-	18,803,987	-	(29,529,427)	-
PROMISSORY NOTES RECEIVABLE, net of current portion	601,714	-	-	-	-	-	601,714
DEPOSITS	63,955	268,205	-	-	-	-	332,160
Total assets	$ 28,650,834	$ 13,126,918	$ 3,669,277	$ 21,615,106	$ 101,587	$ (29,529,427)	$ 37,634,295
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)							
CURRENT LIABILITIES							
Accounts payable	$ 5,986,588	$ 1,274,042	$ 231,552	$ -	$ 16,222	$ -	$ 7,508,404
Accrued expenses	133,872	327,642	(2,194)				459,320
Intercompany	15,074,277	(9,431,921)	3,565,304	(9,645,351)	261,486	176,205	-
Lease liabilities, current	-	294,132	-	-	-	-	294,132
Loans payable, current	2,622,053	-	-	-	-	(700,000)	1,922,053
Interest payable	891,119	48,968	-	-	-	-	940,087
Total current liabilities	24,707,909	(7,487,137)	3,794,662	(9,645,351)	277,708	(523,795)	11,123,996
Loans payable, net of current portion	141,228	4,920,975	-	-	-	700,000	5,762,203
Lease liabilities, net of current portion	-	1,077,902	-	-	-	-	1,077,902
Intercompany promissory note	-	-	-	-	39,684	(39,684)	-
Promissory notes payable	1,900,000	-	-	-	-	-	1,900,000
Total liabilities	26,749,137	(1,488,260)	3,794,662	(9,645,351)	317,392	136,521	19,864,101
COMMITMENTS AND CONTINGENCIES (NOTE 14)							
Stockholders' equity (deficit)							
Series B Preferred Stock, $0.00001 par, 18,198,578 shares authorized, 5,237,632 shares issued and outstanding, and liquidation value of $7,669,990	52	-	-	-	-	-	52
Series A Preferred Stock, $0.00001 par, 873,734 shares authorized, 873,734 shares issued and outstanding, and liquidation value of $3,633,038	9	-	-	-	-	-	9
Series Seed Preferred Stock, $0.00001 par, 12,529,020 shares authorized, 12,529,020 shares issued and outstanding, and liquidation value $18,425,259	125	-	-	-	-	-	125
Common Stock, 0.00001 par , 38,000,000 shares authorized, 7,367,632 shares issued and outstanding	74	-	-	-	-	-	74
Additional paid-in capital	28,588,619	18,803,986	-	11,000,000	146	(29,804,132)	28,588,619
Accumulated other comprehensive income	108,628	-	-	-	(42,690)	-	65,938
Accumulated deficit	(26,795,810)	(4,188,808)	(125,385)	20,260,457	(173,261)	138,184	(10,884,623)
Total consolidated and by entity stockholders' equity (deficit)	1,901,697	14,615,178	(125,385)	31,260,457	(215,805)	(29,665,948)	17,770,194
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 28,650,834	$ 13,126,918	$ 3,669,277	$ 21,615,106	$ 101,587	$ (29,529,427)	$ 37,634,295

Amass Brands, Inc. and Subsidiaries
Consolidating Statements of Operations
Year Ended December 31, 2024

	Amass	Maison Thomas	222 Spirits	DTC Sub	PCAC	Arts & Plants	Resonant	Elimination	Total
Net revenues									
Spirits & wine revenues	$ 840,519	$ 17,545,701	$ 671,672	$ -	$ -	$ 12,654	$ -	$ -	$ 19,070,546
Other revenues	3,137,678	2,395,067	37,748	-	-	-	-	(2,972,514)	2,597,979
Total net revenues	3,978,197	19,940,768	709,420	-	-	12,654	-	(2,972,514)	21,668,525
Cost of net revenues									
Cost of spirits & wine revenues	548,990	11,316,940	289,980	20,172	-	5,964	-	-	12,182,046
Cost of other revenues	542,911	3,529,841	751	406,260	-	-	-	-	4,479,763
Total cost of net revenues	1,091,901	14,846,781	290,731	426,432	-	5,964	-	-	16,661,809
Gross profit	2,886,296	5,093,987	418,689	(426,432)	-	6,690	-	(2,972,514)	5,006,716
Operating expenses									
Sales and marketing	1,828,025	2,221,803	72,293	-	-	-	-	-	4,122,121
General and administrative	4,618,555	7,044,121	371,664	2,016	482,514	124,706	-	(2,972,514)	9,671,062
Research and development	145,355	22,600	410	-	-	-	-	-	168,365
Impairment Loss	184,049	-	-	-	-	-	-	-	184,049
Total operating expenses	6,775,984	9,288,524	444,367	2,016	482,514	124,706	-	(2,972,514)	14,145,597
Loss from operations	(3,889,688)	(4,194,537)	(25,678)	(428,448)	(482,514)	(118,016)	-	-	(9,138,881)
Other income (expense)									
Interest income	117,272	251	-	-	-	-	-	-	117,523
Interest expense	(431,720)	(680,882)	-	(37,133)	-	-	(656,250)	-	(1,805,985)
Intercompany interest income	-	-	-	-	-	-	656,250	(656,250)	-
Intercompany interest expense	(656,250)	-	-	-	-	-	-	656,250	-
Other expense, net	(459,102)	(7,447)	-	-	-	6,963	-	-	(459,586)
Unrealized gain on investments at fair value	615,008	-	-	-	-	-	-	-	615,008
Total other income (expense)	(814,792)	(688,078)	-	(37,133)	-	6,963	-	-	(1,533,040)
Net loss	(4,704,480)	(4,882,615)	(25,678)	(465,581)	(482,514)	(111,053)	-	-	(10,671,921)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(12,838)	(12,838)
Net loss attributable to controlling interest	(4,704,480)	(4,882,615)	(25,678)	(465,581)	(482,514)	(111,053)	-	12,838	(10,659,083)
Foreign currency translation adjustment	(8,479)	-	-	-	-	-	-	-	(8,479)
Total comprehensive loss	$ (4,712,959)	$ (4,882,615)	$ (25,678)	$ (465,581)	$ (482,514)	$ (111,053)	$ -	$ 12,838	$ (10,667,562)

Amass Brands, Inc. and Subsidiaries
Consolidating Statements of Operations
December 31, 2023

	Amass	Maison Thomas	DTC Sub	PCAC	Arts & Plants	Elimination	Total
Net revenues							
Spirits & wine revenues	$ 1,097,471	$ 4,993,736	$ -	$ 24,695,043	$ 266,573	$ (136,521)	$ 30,916,302
Other revenues	184,733	1,392,369	-	990,448	-	-	2,567,550
Total net revenues	1,282,204	6,386,105	-	25,685,491	266,573	(136,521)	33,483,852
Cost of net revenues							
Cost of spirits & wine revenues	586,982	3,736,409	2,039	15,539,857	(51,219)	-	19,814,068
Cost of other revenues	156,392	2,734,205	53,046	(23,545)	-	-	2,920,098
Total cost of net revenues	743,374	6,470,614	55,085	15,516,312	(51,219)	-	22,734,166
Gross profit (loss)	538,830	(84,509)	(55,085)	10,169,179	317,792	(136,521)	10,749,686
Operating expenses							
Sales and marketing	1,989,582	739,859	-	1,033,225	5,592	-	3,768,258
General and administrative	5,878,751	3,168,483	70,300	6,032,103	127,200	-	15,276,837
Research and development	121,852	328	-	29,632	-	-	151,812
Impairment loss	1,600,000	-	-	264,713	-	-	1,864,713
Total operating expenses	9,590,185	3,908,670	70,300	7,359,673	132,792	-	21,061,620
Loss from operations	(9,051,355)	(3,993,179)	(125,385)	2,809,506	185,000	(136,521)	(10,311,934)
Other income (expense)							
Interest income	395,798	-	-	-	-	-	395,798
Interest expense	(2,641,933)	(186,213)	-	(531)	-	-	(2,828,677)
Other expense, net	(230,438)	(9,415)	-	(30,839)	3,290	3,948	(263,454)
Gain on sale of business	-	-	-	17,482,322	-	-	17,482,322
Unrealized gain on investments at fair value	401,320	-	-	-	-	-	401,320
Total other income (expense)	(2,075,253)	(195,628)	-	17,450,952	3,290	3,948	15,187,309
Net income (loss)	(11,126,608)	(4,188,807)	(125,385)	20,260,458	188,290	(132,573)	4,875,375
Foreign currency translation adjustment	47,926	-	-	-	-	-	47,926
Total comprehensive income (loss)	$ (11,078,682)	$ (4,188,807)	$ (125,385)	$ 20,260,458	$ 188,290	$ (132,573)	$ 4,923,301







Delaware

The First State

I, CHARUNI P. SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "AMASS BRANDS INC", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JANUARY, A.D. 2025, AT 11:40 O`CLOCK A.M.

C. P. Sanchez

Charuni P. Sanchez, Secretary of State

6160708 8100
SR# 20250317740

Authentication: 202818591
Date: 01-30-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:40 AM 01/30/2025
FILED 11:40 AM 01/30/2025
SR 20250317740 - File Number 6160708

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF AMASS BRANDS INC

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

AMASS Brands Inc, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is AMASS Brands Inc, and that this corporation was originally incorporated pursuant to the General Corporation Law on September 22, 2016 under the name AMASS Brands Inc (the "**Original Certificate**") and which Original Certificate was fully amended and restated by that certain Amended and Restated Certificate of Incorporation, dated as of April 13, 2021, as further amended by that certain Certificate of Amendment to the Amended and Restated Certificate of Incorporation, dated as of April 28, 2021, and as further amended and restated by that certain Amended and Restated Certificate of Incorporation, dated as of January 6, 2023 and that certain Amended and Restated Certificate of Incorporation, dated as of February 14, 2023 (collectively, the "**Amended Certificate**").

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Amended Certificate of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended Certificate of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is AMASS Brands Inc (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 2140 S. Dupont Highway, in the City of Camden, Delaware, County of Kent, 19934. The name of its registered agent at such address is Paracorp Incorporated.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 66,700,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), consisting of (A) 63,500,000 shares of Voting Common Stock ("**Voting Common Stock**") and (B) 3,200,000 shares of Non-Voting Common Stock ("**Non-Voting Common Stock**") and (ii) 41,192,462 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1

1.   **General**. The voting, dividend and liquidation rights of the holders of the Voting Common Stock and Non-Voting Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   **Voting**. Except as otherwise provided herein or by applicable law, the holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Voting Common Stock, as such, shall not be entitled to vote on any amendment to this Sixth Amended and Restated Certificate of Incorporation (this "**Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3.   **Non-Voting Common Stock.** The holders of Non-Voting Common Stock shall not be entitled to vote on any matter except as required by law. The Non-Voting Common Stock shall otherwise have the same rights, preferences, and privileges as the Voting Common Stock, including with respect to dividends and liquidation.

B.   PREFERRED STOCK

1,362,530 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**," 2,412,297 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**;" 4,323,248 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**;" 1,579,994 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**;" 2,346,635 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-4 Preferred Stock**;" 504,316 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-5 Preferred Stock**;" 873,734 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**;" 18,198,578 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series B-1 Preferred Stock**;" 4,262,724 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series B-2 Preferred Stock**;" 5,328,406 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series B-3 Preferred Stock**;" each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock, the Series Seed-5 Preferred Stock, the Series A Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Stock and the Series B-3 Preferred Stock. References to "Series B Preferred Stock" mean the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock.

1.   **Dividends.**

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in

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shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below) for such series of Preferred Stock; *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of a series of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend to the holders of the applicable series of Preferred Stock. The "**Original Issue Price**" shall mean, with respect to the Series Seed Preferred Stock, $3.7994 per share, with respect to the Series Seed-1 Preferred Stock, $0.2332 per share, with respect to the Series Seed-2 Preferred Stock, $0.3732 per share, with respect to the Series Seed-3 Preferred Stock, $1.1664 per share, with respect to the Series Seed-4 Preferred Stock, $3.0395 per share, with respect to the Series Seed-5 Preferred Stock, $0.5198 per share, with respect to the Series A Preferred Stock, $4.15806 per share, with respect to the Series B-1 Preferred Stock, $1.4644 per share, with respect to the Series B-2 Preferred Stock, $2.8150, and with respect to the Series B-3 Preferred Stock, $2.2521 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2.   **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1   **Preferential Payments to Holders of Preferred Stock.**

2.1.1   In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of all other series of Preferred Stock (including Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, and Series A Preferred Stock) or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price of the applicable Series B Preferred Stock, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable Series B Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Series B Preferred Stock, as applicable, as the "**Series B Liquidation Amount**"). If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall

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be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this Section 2.1.1, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

        2.1.2   In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of Series B Preferred Stock pursuant to Section 2.1.1, the holders of shares of all other series of Preferred Stock (excluding the Series B Preferred Stock) then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) in the event of a Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of Series B Preferred Stock pursuant to Section 2.1.1, the holders of shares of all other series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, on a *pari passu* basis among each other and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the Series B Liquidation Amount and the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, (i) the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series B Preferred Stock shall on a *pari passu* basis share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full and (ii) if but only to the extent the assets of the Corporation available for distribution to its stockholders were sufficient to pay the holders of shares of Series B Preferred Stock in the full amount to which they are entitled under this Section 2.1, the holders of shares of Preferred Stock (other than Series B Preferred Stock) shall on a *pari passu* basis share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the Preferred Stock (other than Series B Preferred Stock) held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

        2.2   **Payments to Holders of Common Stock**. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

        2.3   **Deemed Liquidation Events.**

        2.3.1   **Definition**. Each of the following events shall be considered a "Deemed Liquidation Event" unless (i) the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis (the "**Requisite Holders**") and (ii) with respect to the Series B Preferred Stock only, the holders of a majority of the outstanding shares of Series B Preferred Stock, voting together as a single class on an as-converted basis (the "**Series B Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

    (a)   a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

        (i)   the Corporation is a constituent party or

        (ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

    (b)   (i) the sale, lease, transfer, exclusive license or other disposition , in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   **Effecting a Deemed Liquidation Event**.

    (a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction, or terms of such transaction (any such agreement, plan or terms, the "**Transaction Document**"), provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

    (b)   In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event (the "**Liquidation Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount (the "**Mandatory Liquidation**"). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(i) **Redemption Notice**. The Corporation shall send written notice of the Mandatory Liquidation to each holder of record of Preferred Stock not less than twenty (20) days prior to the Liquidation Date. Such notice shall state: (1) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on such Liquidation Date; (2) the Liquidation Date and the redemption price (i.e., the applicable Liquidation Amount); and (3) that the holder is to surrender to the Corporation, in the manner and at the place designated, such holder's certificates representing shares of Preferred Stock.

(ii) **Surrender of Certificates**. On or before such Liquidation Date, each holder of shares of Preferred Stock to be redeemed on such Liquidation Date (unless such holder has, prior to such Liquidation Date exercised such holder's right to convert such shares as provided in Section 4), shall surrender such holder's certificates representing such shares (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Corporation's notice, and thereupon the redemption price for such shares shall be payable to the order of the person whose name appears on such certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

(iii) **Rights Subsequent to Redemption**. If the Company's redemption notice shall have been duly given, and if on the Liquidation Date the redemption price is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after such Liquidation Date terminate, except only the right of the holders to receive such redemption price without interest upon surrender of their certificates therefor.

2.3.3 **Amount Deemed Paid or Distributed**. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.4 **Allocation of Escrow and Contingent Consideration**. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   **Voting**.

3.1   **General**. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 below) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Common Stock basis.

3.2   **Election of Directors**. The holders of record of the shares of Voting Common Stock (excluding shares of Voting Common Stock issued or issuable upon conversion of the Preferred Stock), exclusively and as a separate class, shall be entitled to elect one director of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.

3.3   **Preferred Stock Protective Provisions**. So long as any shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

3.3.3 increase or decrease the authorized number of shares of Preferred Stock;

3.3.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or **(iv)** as approved by the Board of Directors; or

3.3.5 increase or decrease the authorized number of directors constituting the Board of Directors.

3.4 **Series B Preferred Stock Protective Provisions**. So long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Series B Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.4.1 amend, alter or repeal any provision of this Certificate of Incorporation in a manner that adversely alters the voting or other powers, preferences, or other special rights or privileges of the Series B Preferred Stock if all series of Preferred Stock are not similarly affected (it being understood that the Series B Preferred Stock shall not be affected differently because of the proportional differences in the amounts of respective dividends, issue prices and liquidation preferences that arise out from differences in the relative Original Issue Price of the series of Preferred Stock);

3.4.2 authorize or create or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends, or payments upon liquidation senior to the Series B Preferred Stock;

3.4.3 reclassify, alter or amend any existing security of the Corporation that is junior to the Series B Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, a Deemed Liquidation Event, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or *pari passu* with the Series B Preferred Stock in respect of any such right, preference or privilege; or

3.4.4 amend this Section 3.4.

4. **Optional Conversion**. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 **Right to Convert**.

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        4.1.1   **Conversion Ratio**. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Voting Common Stock (calculated as provided in Section 4.2 below), as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to (a) the Series Seed Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed Preferred Stock, (b) the Series Seed-1 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed- 1 Preferred Stock, (c) the Series Seed-2 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed-2 Preferred Stock, (d) the Series Seed-3 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed-3 Preferred Stock, (e) the Series Seed-4 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed-4 Preferred Stock, (f) the Series Seed-5 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed-5 Preferred Stock, (g) the Series A Preferred Stock shall initially be equal to the Original Issue Price of the Series A Preferred Stock, (h) the Series B-1 Preferred Stock shall initially be equal to the Original Issue Price of the Series B-1 Preferred Stock, (i) the Series B-2 Preferred Stock shall initially be equal to the Original Issue Price of the Series B-2 Preferred Stock and (j) the Series B-3 Preferred Stock shall initially be equal to the Original Issue Price of the Series B-3 Preferred Stock. Each such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Voting Common Stock, shall be subject to adjustment as provided below.

        4.1.2   **Termination of Conversion Rights**. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

        4.2   **Fractional Shares**. No fractional shares of Voting Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Voting Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

        4.3   **Mechanics of Conversion**.

        4.3.1   **Notice of Conversion**. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Voting Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Voting Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of

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business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Voting Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Voting Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Voting Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Voting Common Stock at such adjusted applicable Conversion Price.

4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Voting Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action regardless of the provisions of Section
3.3 above) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Voting Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Voting Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Voting Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Preferred Stock Conversion Price for Diluting Issues.

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4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) **"Additional Shares of Common Stock"** shall mean all shares of Voting Common Stock and/or Non-Voting Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Voting Common Stock and/or Non-Voting Common Stock and (2) shares of Voting Common Stock and/or Non-Voting Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, **"Exempted Securities"**):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock (including dividends payable in connection with dividends on other classes or series of stock);

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock, Options or Convertible Securities issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors, financial institutions or other lenders, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board of Directors; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, original equipment manufacturing, marketing or other similar agreements or strategic partnerships approved by the Board of Directors.

(b) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

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(c)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d)   "**Original Issue Date**" shall mean the date on which the first share of either Series B-2 Preferred Stock or Series B-3 Preferred Stock was issued.

4.4.2   No Adjustment of Preferred Stock Conversion Price. No adjustment in the applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders, or with respect to the applicable Conversion Price for the applicable Series B Preferred Stock, from the Series B Requisite Holders, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such applicable Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti- dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, the applicable Conversion Price shall be readjusted to such applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is potentially subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1* (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

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(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)   **Cash and Property**. Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b)   **Options and Convertible Securities**. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

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4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock

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in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Voting Common Stock and Non-Voting Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Voting Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Voting Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price for each series of Preferred Stock then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

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then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5.   **Mandatory Conversion.**

        5.1   Trigger Events. Upon the earliest of (a) the closing of the sale of shares of Voting Common Stock and Non-Voting Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (b) the settlement of the initial trade of shares of Voting Common Stock and Non-Voting Common Stock by means of an effective registration statement under the Securities Act of 1933, as amended that registers shares of existing capital stock of the Company for resale ("**Direct Listing**"), or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders, which must include the consent of the Series B Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Voting Common Stock, at the then effective conversion rate for each series of Preferred Stock as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

        5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted

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Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

      6.   **Redemption**. Other than as set forth in Section 2.3.2(b), the Preferred Stock is not redeemable at the option of the holder thereof or the Corporation.

      7.   **Redeemed or Otherwise Acquired Shares**. Unless otherwise consented to by the Requisite Holders and the Board of Directors, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

      8.   **Waiver**. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders, (b) any of the rights, powers, preferences and other terms of the Series B Preferred Stock set forth herein may be waived on behalf of all holders of Series B Preferred Stock by the affirmative written consent or vote of the Series B Requisite Holders, and (c) any of the rights, powers, preferences and other terms of any other series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

      9.   **Notices**. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

      FIFTH: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

      SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

      SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

      EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

      NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Solely for purposes of this Article Ninth, "officer" shall have the meaning provided in Section 102(b)(7) of the General Corporation Law as amended from time to time. Any amendment, repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever,

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then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

* * *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

This Sixth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on January 29, 2025.

DocuSigned by:

By: Mark Lynn

D68F74BF6373427...

Mark T. Lynn
Chief Executive Officer

SUBSCRIPTION AGREEMENT

AMASS BRANDS INC

(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT, AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES, AGENTS, OR ADVISORS (INCLUDING LEGAL COUNSEL) AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: AMASS Brands Inc
        927 South Santa Fe Avenues
        Los Angeles CA 90021

Ladies and Gentlemen:

1. Subscription.

    (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Non-Voting Common Stock (the "Securities"), of AMASS Brands Inc, a Delaware corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Governance Documents. For the purposes of this Subscription Agreement, the "Governance Documents" shall mean [(i) the Sixth Amended and Restated Certificate of Incorporation of the Company, (ii) the Amended and Restated Bylaws of the Company, (iii) the Amended and Restated Investors' Rights Agreement, (iv) the Amended and Restated ROFR and Co-Sale Agreement and (v) the Amended and Restated Voting Agreement, in any case, as further amended and/or restated from time to time].

    (b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, the Governance Documents, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

    (c) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right.

    (d) Subscriber acknowledges that there may be promoters for this Offering, and, in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer.

    (e) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates ("DealMaker") receives in connection with the sale of the Securities in the Regulation CF offering and the manner in which it is received.

    (f) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

    (g) The aggregate value of the Securities to be sold by the Company shall not exceed $4,529,238.95 (including Investor Fees (as hereinafter defined)). The Company may accept subscriptions until April 30, 2026 (the "Termination Date"). Providing that subscriptions for $10,001.85 are received (the "Minimum Offering") (including Investor Fees), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"). There is a transaction fee collected by us equal to 2.5% per investment on each transaction, up to a maximum fee of $250 (each, an "Investor Fee," collectively "Investor Fees").

(h) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect.

(i) The terms of this Subscription Agreement and the Governance Documents shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, (i) such transfer must comply with the terms of the Governance Documents in all respects (including, without limitation, the restrictions set forth therein with respect to transfer of stock including, without limitation, the Securities) and (ii) the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company, in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement and the Governance Documents.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

   (i) By submitting this payment, Subscriber hereby authorizes DealMaker to charge the designated payment method for the investment amount indicated. Subscriber understands this investment is subject to the terms of the offering and its associated rules and investor protections. Subscriber understands it is not a purchase of goods or services. Subscriber acknowledges that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. Subscriber confirms having reviewed all offering documents and agrees not to dispute this charge with the bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

(b) Escrow Arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company. The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For

purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's chief executive officer has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing.</u> The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the balance sheets of the Company as of December 31, 2024 and 2023 and the related statements of income, stockholders' equity and cash flows for the two-year period then ended (the "Audited Financial Statements"), have been made available to the Subscriber and appear in the Offering Statement. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Moss Adams, which has audited the Audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely, and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) <u>Resales/Transfers</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    (i) To the Company;

    (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    (iii) As part of an offering registered under the Securities Act with the SEC; or

    (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

In addition to the foregoing, Subscriber acknowledges and agrees that the Securities are subject in all respects to the terms of the Governance Agreements, including, without limitation, the restrictions on transfer of such Securities as set forth therein.

(e) <u>Investment Limits</u>. Subscriber represents that either:

    (i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

    (ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is (A) less than 10% of the greater of Subscriber's annual income or net worth and (B) does not exceed $124,000; or

    (iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) <u>Subscriber Information/Agreement to Be Bound.</u> Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents (i) as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject and (ii) requested by the Company in order to evidence Subscriber's agreement to be bound by the Governance Agreements. **Subscriber further agrees that in the event it transfers any Securities, to the extent permitted by the Governance Agreement and otherwise by applicable law, it will require the transferee of such Securities to agree to provide such information and/or evidence to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber has been advised to and has had, or has had the opportunity to have, its own counsel, accountant and other professional advisors advise Subscriber regarding investment, legal, tax and other related implications relating to the Subscriber's participation in this offering. Subscriber acknowledges that, except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, agents, representatives, advisors (including legal counsel) and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. <u>Governing Law; Jurisdiction</u>

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE

JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:	AMASS Brands Inc. 927 South Santa Fe Avenue Los Angeles CA 90021 Attn: Mark T Lynn Email: mark@amass.com
With a copy to (which shall not constitute notice):	Giannuzzi Lewendon, LLP 411 W 14th Street, 4th Floor New York, New York 10014 Attn: Ryan Lewendon, Esq. Email: Ryan@gllaw.us

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

FUEL THE 3X GROWTH POTENTIAL OF OUR DIVERSE PORTFOLIO OF SPIRITS, WINE, NO ALC, AND FUNCTIONAL BEVERAGE BRANDS

We turn health-forward beverage companies into global brands.

- **$65M** in lifetime revenue
- **1,000%** year-over-year growth
- **3X** retail expansion by 2028
- **5.7M+** bottles sold

Join investors like Derek Jeter, Adam Levine, First Beverage Group, Tiesto, and more by becoming an Amass Brands Group shareholder.

INVEST NOW

$3.36 Share Price

$976.70* Min. Investment

SEC FILINGS OFFERING CIRCULAR INVESTOR EDUCATION



$27M+ TOTAL RAISED	$65M+ REVENUE	1,200+ INVESTORS
14 BRANDS	40,000+ RETAIL ACCOUNTS	

HOW YOU COULD SEE A RETURN ON YOUR INVESTMENT

When you invest in a private company like AMASS, there are two common ways you could see a return:

IPO (INITIAL PUBLIC OFFERING)

The company lists its shares on a public stock exchange, giving early investors liquidity.

ACQUISITION

A larger company purchases the business, potentially delivering returns to early shareholders.

While there's no guarantee of an exit or return, these are just a few examples of what success looks like in this industry:

POPPI
NON-ALC PREBIOTIC SODA
Recently acquired by PepsiCo in 2025

MONSTER ENERGY
NON-ALC ENERGY DRINK
One the best performing stocks of the last 30 years

CONSTELLATION BRANDS
NYSE: STZ
Grew its market cap grew from ~$314M in 1992 to ~$49B in 2024, a gain of over [illegible]

OPPORTUNITY

A $900B INDUSTRY[1] RIPE FOR CHANGE

With 38% of adult consumers actively seeking health-conscious beverages, certain segments of the $900B beverage industry are growing far faster than others. Legacy brands have grown stagnant, leaving untapped opportunities for innovative companies. AMASS Brands is uniquely positioned to scale and expand due to its strategic positioning in the greater beverage industry, disrupting staples by targeting these emerging high-growth, health-inclined categories.*

ADULT BEVERAGE MARKET































ADULT BEVERAGE MARKET

ALCOHOLIC

The global alcoholic beverages market size was valued at $[illegible] billion in 2023 and is projected to reach $[illegible] billion by 2030, growing at a CAGR of [illegible]% from 2024 to 2030.

LOW ALC/WINE

The global organic wine market size was estimated at $[illegible] billion in 2023 and is projected to reach $[illegible] billion by 2030, expanding at a CAGR of [illegible]% from 2024 to 2030.

NON ALCOHOLIC

The global non-alcoholic spirits market, which includes non-alcoholic RTD cocktails, was valued at approximately $[illegible] million in 2023 and is projected to reach $[illegible] million, expanding at a compound annual growth rate (CAGR) of [illegible]% from 2024 to 2030.

NE

CHOP SHOP
CHOP SHOP

WINE

PIZZOLATO

ORGANIC WINE

GOOD TWIN

NON-ALC

BUSINESS MODEL

THREE-PRONGED APPROACH TO ESTABLISHING SUCCESSFUL BRANDS

BRAND INCUBATION

We create new brands that fill current needs, like Good Twin, a top organic non-alcoholic sparkling wine.

GOOD TWIN

AMASS has built a scalable, three-pronged model to maximize portfolio reach, satisfy shifting preferences, and rapidly scale across preestablished retail and hospitality networks. This approach keeps us ahead of the curve in an industry evolving faster than ever.

STRATEGIC PARTNERSHIPS

We scale brands through key partnerships, like De Soi, our non-alcoholic aperitif with Katy Perry.

MERGERS & ACQUISITIONS

We acquire and grow high-potential brands, like Calirosa, our premium tequila co-founded by Adam Levine and Behati Prinsloo.





HOW AMASS BUILDS & LAUNCHES WINNING BRANDS

1

RESEARCH & DEVELOPMENT

- Identify market gaps & emerging trends
- Formulate premium, health-conscious beverages

2

SELECT THE GROWTH STRATEGY

- Choose the best path: Incubation, Partnership, or Acquisition
- Align with AMASS's wholesale platform & brand portfolio

3

MARKET ENTRY & TESTING

- Launch in high-impact retail & hospitality channels
- Optimize branding, pricing, and distribution strategy

4

SCALE & DOMINATE

- Expand into [illegible] retail locations & national distributors
- Leverage AMASS's retail & hospitality network for growth

5

OPTIMIZE & EXPAND

- Launch new flavors, formats & product extensions
- Expand into new markets & consumer segments

THE VISION

AT AMASS BRANDS GROUP, WE'RE BUILDING THE FUTURE OF DRINKS.

Tastes are evolving, palates are developing, values are shifting... and ABG is here to deliver the future of iconic, premium drink brands. Through category innovation, better for you ingredients, and sustainable processes, our ambition is to build the next Top ten U.S. beverage platform for the next generation of drinkers.


THE
AMASS
OPPORTUNITY

SOCIAL PROOF

BACKED BY DEREK JETER, ADAM LEVINE, AND MORE

AMASS Brands Group is backed by prominent investors and influencers like Derek Jeter, Adam Levine, and First Beverage Group. As a partner, Katy Perry co-founded De Soi with us, helping drive innovation in the non-alcoholic category. These relationships showcase our brand's investment appeal, cultural relevance, and ability to stay ahead of modern tastes and trends.



TRACTION

1,000% REVENUE GROWTH

We made $23M in revenue and nearly $5M in net income in 2023 alone, driven by strategic acquisitions and organic growth. Our flagship brands like De Soi and Summer Water are thriving in premium retailers like Whole Foods, SOHO House, and Erewhon. With 1,000% year-over year revenue growth*, we've proven our ability to scale and dominate emerging categories.



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OUR BRANDS

              

PERKS

GET BONUS SHARES UNAVAILABLE TO PUBLIC MARKETS

At AMASS Brands Group, we aim to enrich the lives of our customers. Well, the same goes for our investors. That's why we put together a bonus share system meant to reward our investors for their support.



PERKS

Volume Based   Existing Investor   Repeat Investor

Invest
$2,500+

Receive
5%
Bonus Shares

I'M READY TO INVEST

Invest
$5,000+

Receive
10%
Bonus Shares

I'M READY TO INVEST

Invest
$10,000+

Receive
15%
Bonus Shares

I'M READY TO INVEST

Invest
$25,000+

Receive
20%
Bonus Shares

I'M READY TO INVEST





























*Perks are not stackable; the highest amount of bonus shares you can receive is 40%

TEAM

INNOVATIVE EXPERTISE CREATES HEALTHY BUSINESSES

Our powerhouse team combines decades of experience in entrepreneurship, product development, and operational excellence, driving AMASS Brands Group toward beverage-industry domination.

Mark Thomas Lynn

CEO/Co-Founder

- **Versatile Entrepreneurial Leadership:** Demonstrated ability to launch and manage diverse ventures across technology, consumer goods, and lifestyle industries.
- **Proven Track Record of Success:** Founded and scaled multiple innovative brands that resonate with modern, health-conscious markets including co-founding two companies that have IPO'd on Nasdaq and 1 that was acquired by an media.
- **Strategic Growth and Innovation:** Expertise in driving business growth and fostering innovation through a broad and dynamic portfolio of companies.

Morgan McLachlan

Chief Product Officer/Co-Founder

- Botanical distilling expert with award-winning innovations in spirits and beverages.
- Pioneered plant-based formulations inspired by her upbringing in the Pacific Northwest.
- Known for blending tradition with experimentation, earning recognition as a leader in botanical distillation and product innovation.

Erin Green

Chief Operating Officer

- Former COO of Winc, where she scaled wholesale operations and expanded national distribution.
- Extensive experience in compliance, operational management, and large-scale logistics.
- Oversees operational functions and national wholesale strategies for sustainable growth.

Ryan Zotovich

VP of Winemaking and Global Sourcing

- Former Senior Director of Winemaking and Global Sourcing at Winc.
- Two plus decades in the wine industry, including roles at Palmina Wines, Scotmoke Cellars, Joel Gott, and Dreamcite.
- Oversees all winemaking and sourcing for AMASS Brands Group's wine portfolio.

LED BY A SEASONED EXECUTIVE TEAM

KYLA

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Adam Smith

Hey all,

Interested in learning more here. The "Business Model" header at the top doesn't go anywhere. Am I missing something or is that section missing?

Thanks!

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